As filed with the Securities and Exchange Commission on June 29, 2000

                                                     Registration No. 333-______
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM S-3
                             REGISTRATION STATEMENT
                 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

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                                 FIBERCORE, INC.
             (Exact name of registrant as specified in its charter)

                    NEVADA                                 87-0445729
       (State or other jurisdiction of                 (I.R.S. Employer)
        incorporation or organization)               Identification Number)

                        253 WORCESTER ROAD, P.O. BOX 180
                               CHARLTON, MA 01507
                                 (508) 247-3900
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

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                               DR. MOHD A. ASLAMI
                        253 WORCESTER ROAD, P.O. BOX 180
                               CHARLTON, MA 01507
                                 (508) 247-3900
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

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                                   Copies to:

                              Malcolm Wattman, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000

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   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

If the only securities to be offered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

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                         CALCULATION OF REGISTRATION FEE

=========================== =========== ====================== ======================== ========================

                             AMOUNT TO
                                BE         PROPOSED MAXIMUM
   TITLE OF SHARES TO BE    REGISTERED    OFFERING PRICE PER       PROPOSED MAXIMUM      AMOUNT OF REGISTRATION
        REGISTERED          (1) (2) (3)        SHARE(4)        AGGREGATE OFFERING PRICE           FEE
--------------------------- ----------- ---------------------- ------------------------ ------------------------
Common Stock, par
   value $0.001
Total                        8,385,871           $5.00               $41,929,355                $11,069
=========================== =========== ====================== ======================== ========================

(1) We are registering a total of 8,385,871 shares of our common stock consisting of (i) 4,200,000 shares of common stock which we will sell from time to time through underwriters and/or to an investor pursuant to an agreement requiring the investor to purchase securities from time to time upon our request; (ii) 1,886,145 shares of our common stock issued to the selling shareholder; (iii) 699,726 shares of our common stock issuable upon exercise of warrants issued to the selling shareholder and (iv) 1,600,000 shares of our common stock issuable upon the conversion of the outstanding principal balance of $4 million on our $6 million convertible note issued to the Selling Shareholder.

(2) Pursuant to Rule 416 of the General Rules and Regulations under the Securities Act of 1933, the registration statement of which this prospectus is a part also registers such currently indeterminate number of additional shares of our common stock as may be issued upon conversion of the outstanding principal balance of $4 million of our $6 million convertible note as a result of certain adjustments to the conversion price, on the exercise of our early put warrant and incentive warrant, (each issued to Crescent International Ltd.) and upon the occurrence of certain dilutive events.

(3) Pursuant to Rule 415(a)(4)(ii) under the Securities Act of 1933, the amount of shares registered for sale directly by us cannot exceed 10% of the aggregate market value of our outstanding voting stock held by non-affiliates (calculated as of a date within 60 days prior to the date of filing ). On June 12, 2000, non-affiliates held 36,726,272 shares of our common stock valued at $211,176,000 (based on an average of the highest and lowest price being 5.75 per share on that day).

(4) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. The actual offering price per share will be determined from time to time by the Company in connection with the issuance of the shares of common stock registered hereunder.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SECURITIES WHICH ARE THE SUBJECT OF THIS REGISTRATION STATEMENT MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SOLICIT AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


        PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED JUNE 29, 2000


                               8,385,871 SHARES OF

                                 FIBERCORE, INC.

                                  COMMON STOCK

   This prospectus relates to the public offering of up to 8,385,871 shares of the common stock of FiberCore, Inc. by FiberCore, Inc. and the selling shareholder. The 4,185,871 shares of our common stock being offered on behalf of the selling shareholder consist of (i) 1,886,145 shares of our common stock issued to the selling shareholder on June 9, 2000 and June 26, 2000; (ii) up to 699,726 shares of our common stock issuable upon exercise of warrants issued to the selling shareholder on June 9, 2000; and (iii) up to 1,600,000 shares of our common stock issuable upon conversion of the outstanding principal balance of $4 million on our $6 million convertible note issued to the selling shareholder on June 9, 2000, based on an estimated conversion price of $2.50 per share. The remaining 4,200,000 shares of our common stock are being registered for sale by FiberCore from time to time to or through underwriters and/or to an investor pursuant to an agreement requiring the investor to purchase securities from time to time upon our request. The names of any underwriters or agents will be set forth in the accompanying prospectus supplement.

   Our OTC Bulletin Board symbol for our common stock is FBCE.

   This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

INVESTING IN THESE SECURITIES INVOLVES SUBSTANTIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JUNE ___, 2000.

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS........................................................5
FORWARD-LOOKING INFORMATION..................................................5
THE COMPANY..................................................................5
OUR BUSINESS.................................................................5
RISK FACTORS.................................................................6
WHERE YOU CAN FIND MORE INFORMATION.........................................13
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................13
RECENT EVENTS...............................................................14
RECENTLY ISSUED SECURITIES..................................................15
USE OF PROCEEDS.............................................................17
SELLING STOCKHOLDER.........................................................18
PLAN OF DISTRIBUTION........................................................19
DESCRIPTION OF CAPITAL STOCK................................................20
SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION..............21
LEGAL MATTERS...............................................................21
EXPERTS.....................................................................21
PRO FORMA COMBINED FINANCIAL STATEMENTS.....................................23
FINANCIAL STATEMENTS FOR XTAL FIBRAS OPTICAS S.A............................24
INDEPENDENT AUDITORS' CONSENT...............................................33

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, we and Crescent International Ltd. may sell the securities covered by this prospectus in one or more offerings. This prospectus provides you with a general description of the common stock that we may offer. Each time we sell securities pursuant to the registration statement of which this prospectus is a part, we will provide purchasers with a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering.

                           FORWARD-LOOKING INFORMATION

   This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we will actually achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update or revise any forward-looking statement we make as a result of new information, future events or otherwise.

                                   THE COMPANY

   We were incorporated as FiberCore Incorporated in Nevada in November 1993, and commenced commercial operations at that time. In July 1995, we merged with and into Venturecap, Inc., an inactive Nevada corporation traded on the OTC Bulletin Board. Following the merger, Venturecap changed its name to FiberCore, Inc. Our executive offices are located at 253 Worcester Road, Charlton, Massachusetts, and our telephone number is (508) 248-3900. Our World Wide Web site address is www.FiberCoreUSA.com. The information in our Web site is not a part of this prospectus and is not incorporated by reference into this prospectus. Unless the context otherwise requires, references in this prospectus to "FiberCore," "we," "us," and "our" refer to FiberCore, Inc. and its subsidiaries.

                                  OUR BUSINESS

   We are primarily engaged in the business of developing, manufacturing, and marketing single-mode and multi-mode optical fiber and optical fiber preforms for the telecommunications and data communications industry. Preforms are the basic component from which optical fiber is drawn and subsequently cabled. We have developed a patented preform production process which management believes to be competitive with other existing production methods in use. Our principal operating units are FiberCore Jena GmbH, our wholly-owned subsidiary in Germany, and Xtal Fibras Opticas, S.A., a Brazilian Company we recently acquired.



   Our strategy in the fiber optic manufacturing and marketing business is to become a low-cost supplier of fiber optic preforms and optical fiber to independent manufacturers of fiber optic cable. In addition to the recent acquisition of Xtal Fibras Opticas, S.A., as of June 1, 2000, FiberCore, through FiberCore Jena GmbH, operates a manufacturing facility in Jena, Germany, which was established in 1986 by Jena Glaswerk (a division of Schott Glass) and which we acquired in July 1994. While our initial marketing efforts were focused in Western Europe, we are now selling into North and South America, Africa, the Middle East, and the Asia Pacific regions. By establishing strategic distribution alliances in developing countries where demand for fiber optic cable is growing more rapidly than in North America, we believe we can accelerate market penetration, establish long-term customer relationships and reduce competitive risk. We believe that customers producing fiber from preforms will enjoy the benefit of our low-cost production methodology and avoid import duties on the value added in the fiber optic cable manufacturing process.

   In pursuit of our strategy, we have undertaken to form strategic alliances on a worldwide basis. These strategic alliances include but are not limited to: long-term supply agreements with our key customers, investment by our key customers in FiberCore, joint-ventures such as FiberCore Asia Sdn. Bhd., and direct investments in related businesses by us. We expect that product demand will be generated from these strategic alliances, as well as from independent manufacturers of fiber optic cable. Independent market analysts, such as Kessler Marketing Intelligence of Newport, Rhode Island, have projected strong growth in the fiber optic market. Our strategy also includes mergers with and acquisitions of companies such as Xtal Fibras Opticas, S.A. We intend to capitalize on the projected growth by constructing and/or acquiring facilities to produce optical fiber preforms and optical fiber in Western Europe, South America, the United States, Asia and elsewhere. We have already upgraded our Jena facility and have begun planning the construction of a new facility in Jena. Our strategy also includes constructing joint-venture owned facilities in selected areas. We will attempt to continually improve the manufacturing processes at our facilities by implementing our patented technology, by developing new techniques that lower production costs, and offering new and more competitive products, thereby enhancing our already low cost producer strategy.

   On September 18, 1995, we acquired Automated Light Technologies, Inc. Automated Light Technologies, Inc., a Delaware corporation organized in 1986, manufactures equipment that monitors and identifies faults in fiber optic cables, cable protection devices which are used in outdoor fiber optic cable installations to provide lightning protection, and electro-optical talk sets which are used during fiber optic cable installations and subsequent maintenance work. We have focused our resources on developing our optical fiber and preform business and, therefore, have not been actively developing Automated Light Technologies, Inc.'s business. However, we intend to devote resources and efforts to Automated Light Technologies, Inc. products as resources become available.

                                  RISK FACTORS

   The securities offered under this prospectus are highly speculative and subject to numerous and substantial risks. Therefore, prospective investors should carefully consider the following risk factors as well as the information contained elsewhere in this prospectus.

WE ARE A RELATIVELY NEW COMPANY AND HAVE A HISTORY OF OPERATING LOSSES

   We were founded in November of 1993 and are a relatively new company; we are subject to all the risks inherent in early-stage operations. Such risks include, but are not limited to, the rejection or partial acceptance of our products by our customers, the inability to establish networks for distribution of our products, the dependence on limited suppliers, the risk of loss of market share through competition, the inability to attract and/or retain qualified personnel, the potential loss of significant customers, inefficient and unreliable manufacturing processes, and the inability to obtain sufficient capital necessary to sustain ourselves and expand our manufacturing capacity.

   We have incurred operating losses since our inception, and losses are expected to continue until at least [June 30,] 2000. We incurred a net loss of $2,004,000 for the year ended December 31, 1999. To achieve profitable operations, we must successfully overcome these and other risks associated with a new business. There can be no assurance that any or all of our efforts will be successful or that even if we become profitable, we will ever generate sufficient profits to sustain the growth of the business. If our efforts are unsuccessful, purchasers of our securities could lose their entire investment. As of December 31, 1999, we had an accumulated deficit of approximately $17,196,000.

WE NEED ADDITIONAL FINANCING AND CAPITAL RESOURCES

   We have incurred net losses in each year of our operation. We believe our history of losses is principally a result of our failure both to fully implement our more efficient manufacturing technology and to sufficiently increase our manufacturing capacity in order to achieve economies of scale leading to lower unit production costs. Our continuing operations will depend upon the success of our financing, marketing and manufacturing efforts. There can be no assurance that our efforts will be successful. A substantial portion of the additional financing we are seeking is currently required in order to finance our planned capacity expansion. This expansion is necessary for us to satisfy customer demand, thereby increasing sales and achieving profitability. The $9.5 million financing that we received from Crescent International, Ltd. on June 9, 2000 was used primarily to fund the acquisition of Xtal Fibras Opticas, S.A. as of June 1, 2000. While our net cash flow used in operations has been steadily decreasing, we cannot internally fund our possible operating losses and the planned amount of capital expenditures solely from our current cash and cash equivalents. Although the current equity commitment from Crescent International of $20.5 million will provide part of the capital funding we require, we will need additional funds to complete our expansion plans. For 1999, net cash used in operations was approximately $739,000, down from $1,697,000 for 1998, and $3,068,000 for 1997.

WE HAVE LIMITED CAPACITY IN OUR JENA FACILITY AND NEED TO EXPAND

   We lack the production capacity needed to meet our demand. Our Jena facility (which until our recent acquisition of Xtal Fibras Optics, S.A. was our only facility for the manufacture of optical fiber and optical fiber preform) is currently operating at full capacity. At our current capacity, and given current prices for our products, the Jena facility cannot produce sufficient quantities to satisfy our present and long-term requirements for that facility or to achieve profitable operations. Although we expect to receive additional financing for the purchase of more equipment and the expansion of our Jena facility, there can be no assurance that we will obtain the financing necessary to expand or that the expansion will result in the level of manufacturing capacity necessary to meet our requirements to attain profitability.

   In addition, while we have initiated plans to build a new manufacturing facility in Jena, there can be no assurance that our expansion efforts will be completed on time and/or within our budget, or that we will avoid manufacturing delays or problems or a decrease in production yields. We are exposed to risk associated with operating inefficiencies that can accompany the start-up of a new manufacturing facility and are subject to the risk that adequate equipment and personnel will not be available to operate the new facility. If adequate funds are not available to complete the expansion, we may be required to scale-down the expansion. Delays or problems in implementing our capacity expansion plans could have a material adverse effect on our business, results of operations or financial condition.

WE ARE DEPENDENT ON CERTAIN CUSTOMERS

   Our dependence on a limited number of customers subjects us to additional risk. Historically, we have been dependent on relatively few customers for the majority of our sales. Although our customer concentration level has improved, with our top two customers accounting for approximately 45% of sales in 1999 as compared to the same top two customers accounting for 59% of sales in 1997, we must continue to expand our customer base. There can be no assurance that we will be successful in doing so. In addition, the loss of either of our two largest customers could have a material adverse effect on us.

   We are contractually committed to provide at least 50% of Tyco Electronics Corporation's (formerly AMP Incorporated) forecasted requirements of optical fiber for an initial term of five years, which expires on December 31, 2000, and an additional five year term at Tyco Electronic Corporation's option. In the event that the agreement expires because Tyco Electronics Corporation outsources its cable manufacturing to third parties, rather than manufacture its own cable, Tyco Electronics Corporation has agreed to ensure that such third party cable suppliers initiate discussions to purchase optical fibers from us. Tyco Electronics Corporation is currently outsourcing much of its cable manufacturing requirements, and we have been selling to certain of Tyco Electronics Corporation's cable suppliers in lieu of selling directly to Tyco Electronics Corporation. In the event that Tyco Electronic Corporation's requirements change for any reason or Tyco Electronics Corporation does not continue to encourage its suppliers to purchase optical fiber from us, we may be in the position of having committed significant resources to accommodate their needs, by way of capacity expansion, without having them purchase or encourage others to purchase our products. Additionally, we cannot be assured that we will reach agreement with a third party supplier or that the terms and conditions of any agreement with their suppliers will be favorable to us.

WE ARE DEPENDENT ON THIRD-PARTY SUPPLIERS

   Our dependence on third party suppliers subjects us to the risk that we may not be able to timely and efficiently obtain material essential to our business. We rely on outside parties for the manufacture of our raw materials, including our principal raw material, glass tubing. Accordingly, we are dependent on the capabilities of these outside parties for the successful manufacture of their products. Currently, we purchase over 95% of our required glass tubing from one supplier. At the beginning of each year, we negotiate a firm commitment with this supplier for our annual glass tubing requirements. While this supplier has committed to supply our tube requirements for calendar year 2000, the supplier has not yet committed to meet our projected long-term glass requirements. To reduce the possibility of future glass shortages, we have identified other suppliers. There can be no assurance that these manufacturers will be able to meet our needs in a satisfactory and timely manner in the event our current supplier is unable or unwilling to do so. The Jena facility has the capability to manufacture very small quantities of the high-purity synthetic glass as additional cladding material using our new proprietary and patented (and patents pending) production process, but cannot supply all of our requirements. Xtal Fibras Opticas, S.A., a company we recently acquired, also has similar dependency on raw materials. Furthermore, Xtal Fibras Opticas, S.A. is highly dependent on a single preform manufacturer for over 50% of its preform requirements. Xtal Fibras Opticas, S.A. is in the process of entering into a long term multi-year supply agreement with this preform manufacturer. However, there is no assurance that this supplier will be able to satisfy our future requirements.

   Although we believe that the possibility of securing alternative suppliers as well as our ability for glass manufacturing capability at our facilities in Germany and Brazil should limit the risk, there can be no assurance that problems in obtaining glass tubing or other raw materials will not occur in the future.

WE HAVE SUBSTANTIAL COMPETITION

   We are subject to intense competition, which could have a negative effect on our performance. The optical fiber business is highly competitive, and there are several competitors that have substantially greater resources than we do. These competitors are providing, or are capable of providing, competitively priced products that are similar to the products we produce. They may also introduce new products that could directly compete with our products in all markets. If these competitors were to aggressively target our market segment, we could be materially adversely affected.

   The competition for our multi-mode fiber products is primarily composed of Corning, Inc., Lucent Technologies, Inc., Alcatel, SpecTran Corporation (recently acquired by Lucent Technologies, Inc.) and Plasma Optical Fiber. While we believe that there is limited competition in the sale of preforms to cable manufacturers who draw their own fiber, we anticipate that competition will grow. The largest preform competitor is Shin Etsu, a Japanese manufacturer. In addition, SpecTran Corporation supplies some specialty preforms, and Alcatel supplies limited quantities of single mode preform to consumers in the United States. Competition in the single-mode fiber optic market is significantly more extensive than either the preform or the multi-mode fiber markets. In that market, our primary competitors are Corning, Inc. and Lucent Technologies, Inc.

   Our fiber optic products also compete with other existing products, including, products associated with copper wire and wireless communications. Over the past two decades, optical fiber has successfully competed with copper wire. Wireless communications depends heavily on a fiber optic backbone. Any improvements in these competing products or the introduction of new competing technologies may have a material adverse effect on our marketability and profitability.

THE CONDITIONS OF OUR INDUSTRY COULD CHANGE

   We are exposed to industrywide risk. Based on published market studies and industry sources, we believe that the current demand for optical fiber products exceeds the supply. However, to the extent that future market supply begins to exceed market demand, or to the extent that our products are no longer in demand, prices for our products may decline from current levels, and we may be burdened by the costs associated with excess capacity. These factors could prevent us from achieving profitability or could result in substantially lower profitability than we have anticipated.

THE INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE

   Optical fiber products are characterized by rapid technological advances and evolving industry standards. Any failure by us to anticipate or respond adequately to technological developments or end user requirements could damage our competitive position in the marketplace and reduce our revenues and/or profits. Our ability to achieve and maintain profitably depends, in large part, upon our timely access to, or development of, technological advances and the ability to use those advances to improve existing products, develop new products and manufacture those products efficiently. There is no assurance that we will be successful in these endeavors. The failure to introduce new or enhanced products on a timely and cost competitive basis could have a material adverse effect on our business, results of operations and financial condition.

WE ARE DEPENDENT ON KEY PERSONNEL

   We are subject to the risks associated with being reliant on a few individuals. We do not have employment agreements with any of our executive officers. The loss of any of the key executives could have a material adverse effect on us. While we intend to apply for a key-man life insurance policy on Dr. Aslami, our Chairman, President and Chief Executive Officer, with the Company as the sole beneficiary, as resources become available, we currently have no policy of this type.

   Our success depends, to a significant extent, upon the performance of our key executive officers and key technical employees. Our future success will also depend in large part upon our ability to attract and retain additional highly skilled managerial, technical and marketing personnel. There can be no assurance that we will be successful in attracting and retaining such personnel.

OUR PATENTS AND PROPRIETARY RIGHTS COULD BE CHALLENGED

   Our ability to compete effectively will depend, in part, on our ability to protect our patents. We own five United States patents relating to the manufacture of optical fiber preform, fiber optic cable monitoring systems, long range fault locating systems, optical communications systems and methods and related products. In addition, we have applied for another patent on an improvement to our basic fiber optic manufacturing process, two new next generation process patents, and we intend to file several more process and product patents in the coming years. We also own three European and United Kingdom patents covering our fiber optic cable monitoring and fault locating products. We own six German patents for processes used in the manufacture of optical fiber. Xtal Fibras Opticas, S.A., a company we recently acquired, has one patent application pending in Brazil for process improvement for the manufacture of optical fiber.

   There can be no assurance that the steps taken by us to protect our intellectual property will be adequate to prevent misappropriation of our intellectual property or that others will not develop competitive technologies or products. Furthermore, there can be no assurance that other companies will not independently develop products that are similar or superior to our products or technologies, duplicate any of our technologies, or design around the patents issued us. In addition, the validity and enforceability of a patent can be challenged after its issuance. While we do not believe that our patents infringe upon the patents or other proprietary rights of any other party and we are unaware of any claim of such infringement, other parties may claim that our patents and manufacturing processes infringe upon such patents or other proprietary rights. There can be no assurance that we would be successful in defending against any claims of infringement. Moreover, the expense of defending against those claims could be substantial.

   Our Automated Light Technologies, Inc. subsidiary entered into a Purchase and Sale Agreement, dated September 7, 1986, with Norscan Instruments, Ltd., for the acquisition of certain patents and know-how relating to fiber optic cable monitoring systems. There is a dispute between Automated Light Technologies, Inc. and Norscan Instruments, Ltd. with respect to Norscan Instruments, Ltd.'s selling fiber optic cable monitoring systems products that compare with the Automated Light Technologies, Inc.'s products that utilize technology other than the technology assigned to Automated Light Technologies, Inc. pursuant to the terms and conditions of the Purchase and Sale Agreement. Automated Light Technologies, Inc. contends that, in so doing, Norscan Instruments, Ltd. is violating a non-competition provision of the Purchase and Sale Agreement. Failure by the parties to resolve this dispute could materially adversely affect the future sales of Automated Light Technologies, Inc. products.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

   We are subject to all the risks of conducting business internationally. These risks include unexpected changes in legislative or regulatory requirements and fluctuations in the United States dollar, the Brazilian real, the Euro and other currencies in which we do business. While we engage in foreign currency hedging transactions, we do not attempt to eliminate all foreign currency risk from our business. The business and operations of FiberCore Jena GmbH and Xtal Fibras Opticas S.A., are subject to the changing economic and political conditions prevailing from time to time in Germany and Brazil, respectively. Labor costs, corporate taxes and employee benefit expenses are high and working hours are shorter than in the rest of the European Union, the United States and Japan. Further, our Malaysian joint-venture has been delayed because of a recent financial crisis in Asia. There is also the threat of regional conflict. For example, our Middle East joint venture, Middle East Fiber Cable Company, is headquartered in Saudi Arabia and could be affected by local instability.

WE ARE RESTRICTED FROM RELOCATING OUR MANUFACTURING OPERATION AND CERTAIN EQUIPMENT HAS REVERSION RIGHTS

   We are contractually restricted from moving our manufacturing equipment out of the Jena facility until 2001. In June 1994, we leased the Jena facility for a fixed monthly sum and acquired certain equipment located in that facility from Sico Quartzschmelze GmbH. In the event we default on our agreement with Sico Quartzschmelze GmbH, the equipment purchased from Sico Quartzschmelze GmbH could revert to Sico Quartzschmelze GmbH and Sico Quartzschmelze GmbH could purchase any additional equipment owned by FiberCore Jena GmbH at fair market value. Until the year 2001, our ownership of the equipment is subject to the right of the German government, from whom Sico Quartzschmelze GmbH purchased the equipment, to repossess the equipment in the event we cease production. This contractual limitation could adversely affect our ability to take advantage of less expensive labor markets and, consequently, adversely impact our Company's profitability. In addition, the manufacturing equipment at the Jena facility could revert to a German governmental entity if we do not properly maintain the Jena facility or continue to employ a minimum number of 35 employees. We currently have more than 90 employees.

WE PLAN TO EXPAND THROUGH ACQUISITIONS AND THEREFORE ARE EXPOSED TO ALL ASSOCIATED RISKS

      We are currently undergoing a period of rapid growth, both internally and through acquisitions. We are exposed to the risks posed by our rapid expansion. We may continue to pursue the acquisition of manufacturing facilities for our core business and for new or complementary businesses, including individual products or technologies, in an effort to expand capacity, enter new markets and diversify our sources of revenue. We recently acquired Xtal Fibras Opticas, S.A. There can be no assurance that such growth can be sustained or managed successfully. Acquisitions and/or expansions may require significant additional expenditures, prior to obtaining any benefits of such integration, including integration and absorption costs, and these expenditures may strain management, financial and operational resources. We may also lose key personnel from our operations or those of any acquired business. Our ability to effectively manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees.

      Additionally, future acquisitions may also result in potentially dilutive issuances of equity securities, the incurring of additional debt, the assumption of known and unknown liabilities, and the amortization of expenses related to goodwill and other intangible assets, all of which could harm our business, financial condition and operating results. Acquisitions in foreign countries may pose additional problems, and we could experience certain inefficiencies as we integrate new operations and manage geographically dispersed operations. Our ability to integrate acquired operations, manage future growth effectively and accomplish our overall objectives will depend in part on our ability to hire and retain qualified management, sales, customer support and technical personnel. Competition for such personnel is intense. If we are unable to manage growth effectively, our business, financial condition and results of operations could be materially and adversely affected. In addition, our results of operations would be adversely affected if sales do not achieve growth sufficient to offset increased expenditures associated with expansion.

THE PROCEEDS FROM OPTIONS AND WARRANTS MAY NOT BE REALIZED

   Although we would receive all of the proceeds from the cash exercise of our outstanding warrants and options (up to approximately $9,300,000), there can be no assurance that any of these securities will be exercised by the holders and that such holders will not use a "cashless or net issuance" exercise. We intend to utilize any proceeds for working capital and general corporate purposes. We do not intend to use any proceeds to discharge debt prior to maturity.

WE HAVE NOT PAID DIVIDENDS AND DO NOT PLAN TO PAY DIVIDENDS

   We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We intend to use any future earnings to finance the growth and development of our business.

WE HAVE GUARANTEED THE DEBTS OF OTHER COMPANIES

   We could be liable for debts owed by third parties over whom we have no control. Automated Light Technologies, Inc. is the primary guarantor of approximately $240,000 in loan obligations of Allied Controls, Inc., a former subsidiary of Automated Light Technologies, Inc., to the Department of Economic Development for the State of Connecticut. The loan, which is due in 2006, provides for monthly principal payments of $500 until April 2001, and thereafter, $3,500 and interest at 1% per annum. As of the date of this prospectus, Allied Controls, Inc. is current in its payments to the Department of Economic Development.

   In addition, we are a co-guarantor with other joint venture partners for certain credit facilities provided by banks to Middle East Fiber Cables Co., a Saudi Arabian joint venture. These credit facilities are collateralized by the assets of the joint venture company. As of June 20, 2000, we were contingently liable with respect to these loans in the amount of $792,000.

WE ARE INVOLVED IN DISPUTES AND LITIGATION

   We are currently involved in various claims and disputes, arising from the ordinary course of business. We believe these claims, individually or in the aggregate, will not have a material adverse effect on our business. However, we could be subject to future litigation. There is a dispute between us, Dr. M. M. Awan, a former director, and Techman International Corp., a company controlled by Dr. Awan, which is now the subject of a litigation that commenced in early May, 2000. The dispute involves our $500,000 investment in Fiber Optic Industries (Pakistan), certain loans made by Techman International Corporation to us in the amount of $400,000, and other related matters. We do not believe that this litigation will have a material adverse effect on us.

SHAREHOLDERS MAY SUFFER DILUTION FROM THE EXERCISE OF OPTIONS, WARRANTS AND CONVERTIBLE NOTES

   Our common stock may become diluted. Immediately after this offering, we will have a number of options, warrants, and convertible notes outstanding, pursuant to which we are obligated to issue up to approximately 12,500,000 shares of our common stock, including shares being sold by Crescent International Ltd. pursuant to this prospectus. To the extent that these securities are issued, exercised or converted, equity interests of our shareholders will be diluted. The terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of the outstanding warrants and convertible notes can be expected to exercise or convert them at a time when we would be able to obtain needed capital on terms more favorable to us than those provided in the securities. In addition, the sale of common stock offered by this prospectus, or merely the possibility that these sales could occur, could have an adverse effect on the market price of our common stock.

   Conversion of convertible notes issued to Crescent could further dilute our common stock. The conversion price of Crescent International Ltd.'s remaining balance of convertible debt is the lower of $4.2326 and a price based on a formula determined at the time of conversion. We have limited rights to delay conversion for up to 180 days from the date triggering those rights if the conversion price determined by the formula is below $2.50 per share. At the minimum trade price of $2.50, conversion by Crescent International Ltd. of its convertible debt would result in the issuance of 1,600,000 shares. If our rights to delay conversion have elapsed and at the time of conversion of the outstanding $4 million balance of our $6 million convertible note, the conversion price based on the formula is $1.75, upon conversion we could be required to issue 2,285,714 shares of our common stock. We may, subject to certain terms and conditions, require Crescent International Ltd. to purchase an up to $1.5 million note, convertible into shares of our common stock. If our rights to delay conversion have elapsed and at the time of conversion of the $1.5 million convertible note, the conversion price based on the formula is $1.75, upon conversion we could be required to issue 857,143 shares of our common stock. We are required to register for resale shares issued upon conversion of the convertible debt to the extent they are not registered under the registration statement of which this prospectus is a part.

   If the purchase price of our common stock, as determined by the formula, on the date the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission is less than $2.916, then our common stock could be subject to further dilution upon Crescent International Ltd.'s exercise of an "early put" warrant to purchase shares of our common stock at an exercise price of $0.001 per share. The number of shares of our common stock that can be purchased upon exercise of the early put warrant is equal to the number of whole shares of our common stock that is determined by subtracting (x) 1,200,274 from (y) 3,500,000 divided by the purchase price, determined in accordance with our agreement with Crescent International Ltd., for one share of our common stock on the date the registration statement of which this prospectus is a part becomes effective. For example, if the purchase price for our common stock on the date the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission is $1.75, as determined in accordance with the formula, then the number of shares issuable upon exercise of the early put warrant would be 799,726. In addition, our common stock is subject to further dilution upon the issuance of an aggregate of up to 7,600,000 shares of our common stock to Crescent that could occur if we require Crescent to purchase additional shares of our common stock for up to $19 million (assuming a purchase price of $2.50 per share).

OUR COMMON STOCK IS TRADED ON A LIMITED MARKET

   Our common stock is quoted on the Nasdaq OTC-Bulletin Board, which does not provide the wide base of shareholders that other national markets and exchanges provide. Additionally, the trading prices of stocks traded on the OTC-Bulletin Board have a tendency to be more volatile than the prices of stocks traded on national exchanges and our common stock has been subject to frequent significant price fluctuations, due in part to speculative activity.

OUR COMMON STOCK PRICE IS VOLATILE

   The market for our common stock has been subject to wide fluctuations in response to variations in our anticipated or actual results of operations, speculation and market conditions which may be unrelated to our operating performance. As of June 28, 2000, our officers and directors held 14,791,420 shares and Tyco Electronic Corporation held 10,275,829 shares of the 52,203,563 shares outstanding. If all the common stock and warrants under this offering are sold, approximately 12,900,000 additional shares of common stock will be registered under the Securities Act, subject to the requirement of maintaining a current prospectus for such securities. It is possible that the price of our common stock will decline after the offering described in this prospectus is priced into the market. The following table reflects the high and low closing prices for our common stock for the last two years:

          PERIOD                       HIGH                       LOW

         2000
         ----
           2nd quarter                $ 6.13                     $2.88
           (to June 27, 2000)
           1st  quarter               $10.31                     $2.53

         1999
         ----
           4th quarter                $2.13                      $0.39
           3rd quarter                $0.69                      $0.22
           2nd quarter                $0.36                      $0.16
           1st quarter                $0.50                      $0.13

         1998
         ----
           4th quarter                $0.19                      $0.11
           3rd quarter                $0.44                      $0.14

           2nd quarter                $0.50                      $0.25
           1st quarter                $0.75                      $0.29


OUR COMPANY IS CONTROLLED BY A FEW INDIVIDUALS

   Several persons own, on a fully diluted basis, over 5% of our common stock and could influence the company's decisions. Dr. Aslami, our President and Chief Executive Officer, owns 14.87%, Mr. DeLuca, our Secretary, owns 9.74%, Mr. Phillips, a director, owns, 5.01%, and Tyco Electronics Corporation owns
15.94%. These persons and Tyco Electronics Corporation, acting alone or together, could control or strongly affect the votes of shareholders for directors of FiberCore.

ENVIRONMENTAL REGULATIONS

   Our company is subject to environmental protection laws in both Jena, Germany and Campinas, Brazil concerning the use, storage, and disposal of any toxic and hazardous materials. Any failure to comply with these regulations may result in the issuance of fines and the suspension of operations. Neither FiberCore Jena nor Xtal Fibras Opticas, S.A. has been cited in the past for any environmental violations. Algar S. A. has agreed to remedy any existing violations associated with Xtal Fibras Opticas, S.A. at the time of our acquisition of Xtal Fibras Opticas S.A. and to indemnify us for any losses caused by any such violation until it is remedied. This indemnification is subject to the risk that Algar may fail to perform due to illiquidity or other reasons. Algar's indemnification is secured by their 10% shareholder interest in Xtal Fibras Opticas, S.A.

                       WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and other reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

   This prospectus is part of the registration statement and the prospectus supplement and does not contain all of the information included in the registration statement and the prospectus supplement. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the prospectus supplement for a copy of the contract or document.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is an important part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the following documents:

   o The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on December 5, 1996, including any amendments or reports filed for the purpose of updating such description;

   o Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

   o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

   o  Our Current Report on Form 8-K Report filed on June 9, 2000;

   o  Our Current Report on Form 8-K Report filed on June 15, 2000

   All documents that FiberCore will file with the SEC under the provisions of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the termination of any offering of securities under this prospectus shall be deemed to be incorporated by reference, and to be a part of this prospectus from the date such documents are filed.

   Each of these documents is available from the SEC's web site and public reference rooms described above. You may also request a copy of these documents, excluding exhibits, at no cost, by contacting: Mr. Michael J. Beecher, Chief Financial Officer, FiberCore, Inc., 253 Worcester Road, P.O. Box 180, Charlton, Massachusetts 01501, telephone number (508) 248-3900.

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

   We are not making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  RECENT EVENTS

   In two recent private placement transactions, we issued a total of 1,685,276 shares of our common stock and entered into an arrangement pursuant to which we can obtain gross proceeds of up to $20.5 million through the issuance of additional debt and equity, subject to certain terms and conditions. In addition, we issued a total of 7,216,996 shares of our common stock to Tyco Electronics Corporation upon its conversion of outstanding debt and exercise of warrants to purchase shares of our common stock. (See the section entitled "Recently Issued Securities" below on page 15.)

ACQUISITION OF XTAL FIBRAS OPTICAS, S.A.

   On June 20, 2000, we closed on an agreement to acquire, as of June 1, 2000, full ownership of Xtal Fibras Opticas, S. A., a wholly owned subsidiary of Algar S.A. Xtal Fibras Opticas, S.A., a company located in Campinas, Brazil, manufactures primarily singlemode optical fiber for sale mainly in Brazil. The $25 million purchase price is payable over a three year period, and is subject to certain adjustments. At the closing, we paid $10 million in cash and issued a $10 million, 6% note, payable on December 31, 2000. We acquired 90% of the common stock of Xtal, and also issued a $2.5 million note, due June 9, 2003. We will acquire the remaining 10% of the stock upon repayment of the $2.5 million note. Our obligation to pay an additional $2.5 million, the balance of the $25 million purchase price, is contingent on Xtal's achieving certain profitability targets in 2000 and 2001. In addition, we will receive a $1 million discount, if we redeem the $10 million note by August 31, 2000.

AGREEMENTS WITH TYCO ELECTRONICS CORPORATION

   On May 19, 2000, we entered into a two-year standstill agreement with Tyco Electronics Corporation, a unit of Tyco International Ltd. under which Tyco terminated a previous shareholder voting agreement. The standstill agreement provided, among other things, that until May 19, 2002 Tyco will not, directly or indirectly engage in certain activities, including the taking of certain actions that could exercise control over us, and has agreed to vote all of its shares of our common stock in favor of our management nominees to our board of directors who are reasonably acceptable to Tyco.

   On May 19, 2000, we also entered into an agreement with Tyco Electronics Corporation pursuant to which Tyco exercised warrants to purchase, and converted the outstanding balance on a convertible note and a term loan into, a total of 7,216,996 shares of our common stock. (See the section entitled "Recently Issued Securities" below on this page.) The agreement also provided, among other things, that (i) we are required to assist Tyco Electronics Corporation in completing private placement transactions involving shares of our common stock;
(ii) if, as a result of those private placement transactions, Tyco no longer owns 10% or more of the outstanding shares of our common stock, Tyco will relinquish all registration rights currently held by it with respect to our common stock; and

(iii) in the event that the Purchase Agreement entered into between Tyco Electronics Corporation and us in July 1996 expires on December 31, 2000, because Tyco outsources its cable manufacturing to third parties, rather than manufacture its own cable, Tyco will ensure that such third party cable suppliers initiate discussions to purchase optical fibers from us. Tyco is currently outsourcing much of its cable manufacturing requirements, and we have been selling to Tyco Electronics Corporation's cable suppliers in lieu of selling directly to Tyco Electronics Corporation.

                           RECENTLY ISSUED SECURITIES

COMMON STOCK ISSUED AND SECURITIES ISSUABLE TO CRESCENT INTERNATIONAL LTD.

   On June 9, 2000, we entered into an agreement that allows us to issue and sell and requires Crescent International Ltd. to purchase, upon our request, equity and debt securities for consideration of up to $30,000,000 (minus applicable fees and expenses). In connection with the transaction, on June 9, 2000 we issued to Crescent (i) 1,200,274 shares of our common stock for consideration of $3,500,000; (ii) a secured $6 million convertible note, due June 9, 2002 and (iii) related warrants, each as described more fully below. The net proceeds received by us from the issuance of our common stock and the convertible note after adjustment for fees and amounts held in escrow were $8,970,219.

     Under the agreement with Crescent International Ltd., we can obtain, subject to applicable fees and expenses and certain terms and conditions: (i) an additional $19 million by selling shares of our common stock to Crescent at various points in time beginning 22 days after the Securities and Exchange Commission declares the registration statement of which this prospectus is a part, effective and (ii) an additional $1.5 million by issuing an additional convertible note to Crescent International Ltd. before the registration statement becomes effective.

     Specifically, with regard to sale of shares of our common stock to Crescent International Ltd., we can from time to time, at our option issue and sell shares with an aggregate purchase price of up to twice the average daily trading value during the 22 trading day period immediately preceding the date of the notice by us requiring Crescent to purchase, but no more than $3.5 million at one time; or in the event the trade price on each trading day between the date we notify Crescent that we will sell them such shares and the date the sale occurs is less than $2.50 per share, up to $20,000.

     Under the agreement we are required to register the shares issued and issuable to Crescent through the registration statement of which this prospectus is a part and subsequent registration statements.

   On June 26, 2000, Crescent converted $2 million of the balance on our $6 million convertible note into 685,871 shares of our common stock.

   Termination of Crescent International Ltd.'s Obligations

   Crescent's International Ltd.'s commitment to provide the aforementioned funds expires on June 9, 2002. We have the right to terminate the agreement under which Crescent must purchase additional debt and equity at any time upon 30 days' written notice. Crescent has the right to terminate the agreement in the event that we fail to perform certain actions required under that agreement.

WARRANTS ISSUED TO CRESCENT INTERNATIONAL LTD.

     Early Put Warrant

     On June 9, 2000, we issued an early put warrant to purchase shares of our common stock to Crescent International Ltd. at an exercise price of $0.01 per share. The early put warrant is exercisable only if the purchase price (determined in accordance with the agreement with Crescent) for one share of our common stock on the date on which the registration statement of which this prospectus is a part becomes effective is lower than $2.916 per share. The number shares of our common stock that can be purchased upon exercise of the early put warrant is equal to the number of whole shares of our common stock that is determined by subtracting (x) 1,200,274 from (y) 3,500,000 divided by the purchase price, determined in accordance with our agreement with Crescent Intl. Ltd., for one share of our common stock on the date the registration statement of which this prospectus is a part becomes effective. At its sole option, Crescent may effect a cashless exercise of the early put warrant.

     In certain instances, in lieu of issuing shares of common stock upon Crescent International Ltd.'s exercise of the early put warrant, we may, with respect to all or part of the shares of our common stock issuable upon the exercise of the early put warrant, pay to Crescent International Ltd. an amount equal to the product of (a) the price of one share of common stock on the trading day immediately preceding the day on which the warrant is exercised multiplied by (b) the number of shares of common stock for which we elect to pay. We may elect to execute this cash-out option in the event that, among other things, the sum of (x) the number of shares issuable upon exercise of the warrant plus (y) 1,200,274 exceeds the number of shares registered pursuant to the registration statement of which this prospectus is a part. See the "Risk Factors" subsection entitled "Stockholders May Suffer Dilution From the Exercise of Options, Warrants and Convertible Notes."

   Incentive Warrant

   On June 9, 2000, we issued an incentive warrant to Crescent International Ltd. to purchase up to 500,000 shares of our common stock at an exercise price of $4.374 per share. The incentive warrant is exercisable in whole or in part at any time until June 9, 2005, subject to certain extensions. At its sole option, Crescent may effect a cashless exercise of the incentive warrant.

CONVERTIBLE NOTE ISSUED TO CRESCENT INTERNATIONAL LTD.

   On June 9, 2000, we issued a $6 million secured convertible note, due June 9, 2002, to Crescent International Ltd. We may, subject to certain terms and conditions, obtain up to an additional $1.5 million upon issuance of an additional secured convertible note to Crescent International Ltd. Interest on the convertible note is at a fixed rate of 8.0% per annum and has been waived unless we fail to issue the shares of our common stock due upon conversion of the convertible note or fail to issue certificates representing those shares within ten trading days of conversion. The note is subject to optional redemption by us under certain terms and conditions.

   Conversion

   At the option of the holder, the convertible notes may be converted into shares of our common stock at a per share conversion price equal to the lower of
(i) $ 4.2326 and (ii) 93% of the lowest volume weighted average price on three consecutive days during the 22 trading day period immediately preceding the date of conversion. We have limited rights to delay conversion for up to 180 days if the conversion price, which is determined by the above formula, is below $2.50 per share.

     The warrants and the convertible notes are subject to typical adjustment to protect Crescent's shares from dilution upon the occurrence of certain events. See the "Risk Factors" subsection entitled "Stockholders May Suffer Dilution From the Exercise of Options, Warrants and Convertible Notes."

   Collateral Securing the Convertible Notes

   To secure our payment obligation with respect to the convertible note, we caused FiberCore Jena GmbH to enter into a security agreement with Crescent International Ltd. pursuant to which we transferred machinery and equipment in our Jena facility for security purposes (as part of a standard arrangement to effect a security interest under German law) to Crescent International Ltd. The machinery and equipment collateral will be proportionately released to the extent that the book value of the collateral exceeds 120% of the outstanding balance on the convertible notes.

   We also pledged all the capital stock of FiberCore Jena GmbH, our wholly owned subsidiary, to Crescent International Ltd. to secure our payment obligations with respect to the convertible notes. Crescent International Ltd. has agreed to release the pledge once the outstanding balance on the convertible notes is equal to 120% of the book value of the machinery and equipment collateral.

LIQUIDATED DAMAGES

     Pursuant to our agreement with Crescent International Ltd., we are subject to certain liquidated damages if the registration statement of which this propsectus is a part is not declared effective by the Securities and Exchange Commission on or before September 7, 2000.

RIGHT OF FIRST REFUSAL

   Crescent International Ltd. has the right of first refusal on any proposed sale by us of our securities in a private placement transaction exempt from registration under the Securities Act of 1933, subject to certain terms and conditions.

10% LIMITATION WITH RESPECT TO CRESCENT INTERNATIONAL LTD.

   Under the terms of the transaction with Crescent International Ltd., the number of shares to be purchased by Crescent or to be obtained upon exercise of warrants or conversion of the convertible note held by Crescent cannot exceed the number of shares that, when combined with all other shares of common stock and securities then owned by Crescent, would result in Crescent owning more than 9.9% of our outstanding common stock.

COMMON STOCK ISSUED TO TYCO ELECTRONICS CORPORATION

   On May 19, 2000, we signed an agreement with Tyco Electronics Corporation. Under the agreement, among other things, Tyco (i) exercised its warrant to purchase 2,765,487 shares of our common stock at a purchase price of $2.0 million; (ii) converted the outstanding balance of $2.46 million on our convertible note, issued to Tyco in April 1995, into 3,419,977 shares of our common stock and (iii) converted the $4.13 million balance of its term loan to us into 1,031,532 shares of our common stock and released its liens on all collateral of ours held by Tyco. Tyco holds no additional warrants to purchase, or securities convertible into, our common stock.

   In certain instances, we are required to register for resale by Tyco Electronics Corporation under the Securities Act of 1933 certain shares of our common stock, including the 3,419,977 shares of our common stock issued upon the conversion of the convertible note issued to Tyco and the 2,765,487 issued upon exercise of the warrant held by Tyco, but only to the extent that registration will not impair the rights of Crescent International Ltd. In the event that as the result of the private placement(s) contemplated by the standstill agreement between us and Tyco, Tyco holds less than ten percent of the outstanding shares of our common stock, Tyco will relinquish all demand registration rights that it has under the November 20, 1996 warrant and under the April 17, 1995 Convertible Debenture Purchase Agreement between Tyco and us, Tyco will only have rights to piggyback registration upon our approval.

COMMON STOCK ISSUED TO OTHERS

   On May 16, 2000, upon completion of a private placement of our common stock, we issued and sold 485,002 shares of our common stock at $3.20 per share to ten offshore accredited investors, raising total gross capital of $1,555,000. The purchasers were located outside of the United States and included both individual investors who purchased 185,002 shares of our common stock and venture capital companies which purchased 300,002 shares of our common stock.


                                 USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares of our common stock being offered by the selling stockholder under this prospectus.

   Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities offered by us for capacity expansion, including the purchase of buildings and equipment and/or for the acquisition of manufacturing facilities. We will also use the proceeds for research and development, working capital and general corporate purposes. We may, however, change the allocation of these proceeds in response to developments or changes that affect our business or our industry. Pending use of the net proceeds for the above purposes, we plan to invest such funds in short-term, investment grade, interest-bearing securities.

                               SELLING STOCKHOLDER

   Crescent International Ltd., the selling stockholder, acquired or will acquire the shares of our common stock registered by this prospectus; (i) through our issuance of 1,200,274 shares of our common stock to Crescent in a private placement transaction; (ii) upon exercise of warrants issued in connection with such issuance; (iii) upon conversion of the outstanding principal balance of $4 million on our $6 million convertible note issued to Crescent and (iv) through our issuance of 685,871 shares of our common stock issued upon conversion of $2 million of the outstanding principal balance of our $6 million convertible note issued to Crescent.

   We have agreed to file a registration statement, of which this prospectus is a part, to register the shares of the selling stockholder described above in order to permit the selling stockholder to sell these shares from time to time in the public market or in privately-negotiated transactions. We cannot determine the actual number of shares of our common stock that we will issue, because of the variables discussed herein. It is possible that we may be required to register additional shares of our common stock. We plan to file prospectus supplements, as necessary, to set forth the exact number of shares that the selling stockholder is actually issued upon conversion, exchange or exercise of the related securities. See the "Risk Factors" subsection entitled "Stockholders May Suffer Dilution From the Exercise of Options, Warrants and Convertible Notes."

   The following table sets forth the number of shares of our common stock issued or issuable to the selling stockholder:

----------------------------------------------------------------

SELLING          NUMBER OF       NUMBER OF       NUMBER OF
STOCKHOLDER      SHARES OF       SHARES OF       SHARES OF
                 COMMON STOCK    COMMON STOCK    COMMON STOCK
                 HELD PRIOR TO   HELD AFTER      OFFERED ON
                 COMPLETION OF   COMPLETION OF   BEHALF OF
                 OFFERING        OFFERING(1)     SELLING
                                                 STOCKHOLDER(1)

----------------------------------------------------------------

Crescent         4,185,871(2)    0%              4,185,871(2)
International
Ltd.
----------------------------------------------------------------

------------------

(1) Assumes Crescent International Ltd. will offer and sell all of the shares registered by the registration statement of which this prospectus is a part.

(2) The shares of our common stock being offered on behalf of Crescent International Ltd. consist of (i) 1,200,274 shares of our common stock issued to Crescent International Ltd. on June 9, 2000; (ii) 500,000 shares of our common stock issuable upon exercise of an incentive warrant issued to Crescent International Ltd. on June 9, 2000; (iii) 199,726 shares of our common stock issuable upon exercise of an early put warrant issued to Crescent International Ltd. on June 9, 2000, based on an assumed share price of $2.50 on the date the registration statement of which this prospectus is a part becomes effective; (iv) 685,871 shares of our common stock issued to the selling stockholder upon conversion of $2 million of the outstanding principal balance on our $6 million convertible note issued to the selling stockholder and (v) 1,600,000 shares of our common stock issuable upon the conversion of the outstanding principal balance of $4 million on our $6 million convertible note issued to Crescent International Ltd. on June 9, 2000, based on an assumed conversion price of $2.50 per share. The number of shares of common stock issuable upon exercise of the early put warrant and the conversion of the convertible note has been assumed for purposes of registering shares of common stock under the registration statement of which this prospectus is a part; the actual number of shares so issuable may be higher and have a dilutive effect on other shareholders. See the "Risk Factors" subsection entitled "Stockholders May Suffer Dilution From the Exercise of Options, Warrants and Convertible Notes."


   The selling stockholder and we are not making any representation that any shares covered by the prospectus will or will not be offered for sale or resale. The selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares. The shares offered by this prospectus may be offered from time to time by the selling stockholder named above and by us. In addition to the number of shares held by the selling stockholder, the selling stockholder may be required to purchase additional shares of our common stock for up to $19 million and a $1.5 million note convertible into shares of our common stock.

   We are not aware of any material relationship between FiberCore and the selling stockholder within the past three years other than as a result of the ownership of the stockholder's shares.

                              PLAN OF DISTRIBUTION

   The selling stockholder may sell the securities registered on its behalf in the registration statement of which this prospectus is a part from time to time on the public markets, through agents, underwriters or dealers, or directly to one or more purchasers. We are registering $4,200,000 shares of our common stock for sales to be made by us through an underwriter or to Crescent International Ltd. pursuant to our ability to require Crescent to purchase additional shares of our common stock for up to $19 million and an up to $1.5 million note convertible into shares of our common stock.

AGENTS

   The selling stockholder and/or we may designate agents who agree to use their best efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

UNDERWRITERS

   We will use an underwriter to sell shares of our common stock offered by us. Crescent will be an underwriter with respect to shares of our common stock (i) issued to and if required by us under our agreement with Cresent to be purchased by Crescent, or (ii) which were acquired by Crescent upon conversion into shares of our common stock of the up to $1.5 million note which we may require Crescent to purchase. If the selling stockholder and/or we use underwriters for the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time. Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. The applicable prospectus supplement will identify any underwriters, dealers and agents whom we have agreed to indemnify against certain civil liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

DIRECT SALES

   The selling stockholder might also sell securities to one or more purchasers without using underwriters or agents.

STABILIZATION ACTIVITIES

   Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

                          DESCRIPTION OF CAPITAL STOCK

   The following description of our common stock and preferred stock summarizes the material terms and provisions of these types of securities. For the complete terms of our common stock and preferred stock, please refer to our Certificate of Incorporation and bylaws, which are incorporated by reference into the registration statement, of which this prospectus is a part.

   Under our Certificate of Incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

COMMON STOCK

   As of June 28, 2000, 52,203,563 shares of our common stock were issued and outstanding. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. Please refer to the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on

December 5, 1996, including any amendments or reports filed for the purpose of updating such section which is incorporated by reference into this prospectus.

TRANSFER AGENT AND REGISTRAR

   Interstate Transfer Company, 10 West Broadway, Suite 510, Salt Lake City, Utah 84301 is the transfer agent and registrar of our common stock.

PREFERRED STOCK

   As of June 28, 2000, no shares of preferred stock were outstanding. Our Certificate of Incorporation authorizes our board of directors to issue preferred stock in one or more series and to determine the voting rights and dividend rights, dividend rates, liquidation preferences, conversion rights, redemption rights, including sinking fund provisions and redemption prices, and other terms and rights of each such series.

NEVADA ANTI-TAKEOVER LAWS

   We are incorporated under the laws of the State of Nevada and are therefore subject to various provisions of the Nevada corporation laws which may have the effect of delaying or deterring a change in control or management of us.

   Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.411-78.444, which applies to Nevada corporations like us having at least 200 stockholders, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation,
(c) any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder," (e) certain transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder," or (f) the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder." An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

   A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of the shares that caused the interested stockholder to become an interested stockholder was approved by the board of directors before the interested stockholder acquired such shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the Company's Certificate of Incorporation are met and either (a)(i) the board of directors of the corporation approves, prior to such person becoming an "interested stockholder," the combination or the purchase of shares by the "interested stockholder" or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became such or (b) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

   The above provisions do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our Certificate of Incorporation does not exclude us from the restrictions imposed by the above provisions.

   Nevada's "Control Share Acquisition Statute," Sections 78.378 through 78.3793 of the Nevada Revised Statutes, prohibits an acquirer, under certain circumstances, from exercising voting rights of shares of a target corporation's stock after crossing certain threshold ownership percentages, except such voting rights as are granted by the target corporation's stockholders.

        SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION

   Our by-laws provide for a broad right for indemnification for any person who is or was involved in any manner in any threatened, pending, or completed investigation, claim, action, suit, or proceeding by reason of the fact that such person had agreed to become a director, officer, employee, or agent of our company.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  LEGAL MATTERS

   The validity of the securities we are offering will be passed upon for us by Lionel, Sawyer & Collins, Nevada. Certain legal matters in connection with this offering shall be passed upon by Cadwalader, Wickersham and Taft, New York.

                                     EXPERTS

   The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The financial statements of Xtal Fibras Opticas S.A. as of December 31, 1999 and 1998, and for each of the years then ended, included in this prospectus have been audited by Deloitte Touche Tohmatsu, Auditores Independentes, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 FiberCore, Inc.
                     PRO FORMA COMBINED FINANCIAL STATEMENTS


         The following unaudited pro forma combined balance sheet as of March 31, 2000 and the pro forma combined statements of operations for the year ended December 31, 1999 and the quarter ended March 31, 2000 give effect to; (i) the acquisition of 90% of Xtal Fibras Opticas S.A. ("Xtal"), accounted for under the purchase method of accounting; (ii) the private placement of the $6.0 million convertible note and sale of FiberCore, Inc. common stock of $3.5 million to Crescent International Ltd. ("Crescent") and related use of net proceeds, for the acquisition; (iii) the issuance of common stock to Tyco Electronics Corporation ("Tyco") on the exercise of common stock warrants in the amount of $2.0 million, and the related use of proceeds for the acquisition, and; (iv) the effect of the indemnification by Algar S.A. (the seller) for certain costs and liabilities of Xtal. The historical financial information has been derived from the respective historical financial statements of FiberCore, Inc. and Xtal, and should be read in conjunction with these financial statements and the related notes contained elsewhere herein or incorporated herein by reference.

         The unaudited pro forma combined balance sheet at March 31, 2000 assumes that the acquisition, private placement of the convertible notes and the sale of FiberCore, Inc. common stock to Crescent, the issuance of common stock to Tyco on the exercise of common stock warrants and the indemnification by Algar for certain costs and liabilities of Xtal. occurred on March 31, 2000.

         The unaudited pro forma combined statements of operations combines FiberCore's and Xtal's historical statements of operations for the year ended December 31, 1999 and quarter ended March 31, 2000 and gives effect to the acquisition, the private placement of the convertible notes and the sale of FiberCore, Inc. common stock to Crescent, the issuance of common stock to Tyco on the exercise of common stock warrants, and the indemnification by Algar for certain costs and liabilities of Xtal as if they occurred on January 1, 1999.

         Pro forma adjustments are based upon preliminary estimates, available information and certain assumptions that management deems appropriate. The total estimated purchase cost of Xtal has been allocated on a preliminary basis to the assets and liabilities based on management's estimates of their fair value with the excess cost over the net assets acquired allocated to goodwill. Subsequent to closing, the assets purchased and liabilities assumed will be fair valued and the necessary studies completed to ascribe values to assets and indentifiable intangibles, if any.

         The unaudited pro forma combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the combined company.

                                FIBERCORE, INC.
                        PRO FORMA combined Balance Sheet
                              As of March 31, 2000



(Dollars in thousands)                             FIBERCORE           XTAL                 PRO FORMA      COMBINED
                                                   HISTORICAL          HISTORICAL           ADJUSTMENTS    PRO FORMA
                                                   ----------          ----------           -----------    ---------

ASSETS
Current assets:
  Cash and cash equivalents                         $  1,274             $    49              $   383 (a)   $  1,706
  Accounts receivable, net                             1,848               4,186                1,008 (b)      7,042
  Inventories                                          2,852               3,578                               6,430
  Prepaid and other current assets                        71                 999                  250 (c)      1,320
                                                   ---------           ---------              -----------   ---------
     TOTAL CURRENT ASSETS                              6,045               8,812                1,641         16,498
                                                   ---------           ---------              -----------   ---------

Property and equipment, net                            3,497              10,467                2,500 (d)     16,464
Other assets:
  Notes receivables from joint venture partners        4,949                                                   4,949
  Restricted cash                                      1,884                                                   1,884
  Patents, less accumulated amortization               4,636                                                   4,636
  Investments in joint ventures                        1,425                                                   1,425
  Deferred/Recoverable tax asset                         812                 145                                 957
  Other assets                                           417                   7                                 424
  Goodwill                                                                                      7,634 (d)      7,634
                                                   ---------           ---------              -----------   ---------
     TOTAL OTHER ASSETS                               14,123                 152                7,634         21,909
                                                   ---------           ---------              -----------   ---------
       TOTAL ASSETS                                 $ 23,665            $ 19,431             $ 11,775       $ 54,871
                                                   =========          ==========              ===========   =========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable                                      $ 1,415               $ 290             $ 10,000 (a)   $ 11,705
  Accounts payable                                     1,531               4,011                               5,542
  Accrued taxes other than income                                            441                                 441
  Accrued expenses                                     1,552                 837                1,700 (e)      4,089
                                                   ---------           ---------              -----------   ---------
     TOTAL CURRENT LIABILITIES                         4,498               5,579               11,700         21,777



Long-term interest payable                             1,373                                                   1,373
Long-term taxes                                                              697                                 697
Long-term debt                                         8,125                 733                6,000 (a)     14,858
Other liabilities                                                            801                                 801
                                                   ---------           ---------              -----------   ---------
     TOTAL LIABILITIES                                13,996               7,810               17,700         39,506
                                                   ---------           ---------              -----------   ---------

Minority interest                                      3,264                                    1,263 (f)      4,527
                                                   ---------           ---------              -----------   ---------


STOCKHOLDERS' EQUITY
Preferred stock                                                           11,497              (11,497)(g)          0
Common stock                                              42              11,497              (11,495)(g)         44
Appropriated retained earnings - legal reserve                               140                 (140)(g)          0
Additional paid in capital                            25,251                                    4,431 (g)     29,682
Accumulated deficit                                  (17,692)             (8,015)               8,015 (g)    (17,692)
Accumulated other comprehensive loss                  (1,196)             (3,498)               3,498 (g)     (1,196)
                                                   ---------           ---------              -----------   ---------
     TOTAL STOCKHOLDERS' EQUITY                        6,405              11,621               (7,188)        10,838
                                                   ---------           ---------              -----------   ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 23,665            $ 19,431             $ 11,775       $ 54,871
                                                   =========          ==========            ===========     =========

                                FIBERCORE, INC.
                           PRO FORMA Income Statement
                      For the Year Ended December 31, 1999




(Dollars in thousands)                         FIBERCORE             XTAL                 PRO FORMA           COMBINED
                                               HISTORICAL            HISTORICAL           ADJUSTMENTS         PRO FORMA
                                               ----------            ----------           -----------         ---------

Net sales                                      $    12,126           $  17,772                                $   29,898

Cost of sales                                        9,820              16,043                  340 (h)           26,203
                                               -----------           ---------            ---------           ----------
Gross profit                                         2,306               1,729                 (340)               3,695

Operating expenses:
Selling, general and administrative expenses         3,237               2,256                 (557)(i)            4,936

Research and development                               722                   0                                       722

Amortization of goodwill                                 0                   0                  382 (j)              382
                                               -----------           ---------            ---------           ----------
Income (loss) from operations                       (1,653)               (527)                (165)              (2,345)

Interest income                                        110                 405                                       515

Interest expense                                    (1,062)             (2,646)                (830)(k)           (4,538)

Other (expense) income - net                          (336)               (233)                                     (569)
                                               -----------           ---------            ---------           ----------
Income (loss) before income taxes                   (2,941)             (3,001)                (995)              (6,937)

Provision for income taxes                             937                  (8)                                      929
                                               -----------           ---------            ---------           ----------

Net income (loss)                               $   (2,004)           $ (3,009)            $   (995)          $   (6,008)
                                               ===========           =========            =========           ==========
Basic and diluted income (loss)
  per share of common stock                     $    (0.05)                                                   $    (0.15)
                                               ===========                                                    ==========
Weighted average shares outstanding             36,610,544                                2,231,826(l)        38,842,370
                                               ===========                                =========           ==========


                                FIBERCORE, INC.
                           PRO FORMA Income Statement
                        Three months Ended March 31, 2000








(Dollars in thousands)                         FIBERCORE             XTAL                 PRO FORMA         COMBINED
                                               HISTORICAL            HISTORICAL           ADJUSTMENTS       PRO FORMA
                                               ----------            ----------           -----------       ---------


Net sales                                       $    3,453           $   6,794                               $   10,247

Cost of sales                                        2,721               6,270                   85 (h)           9,076
                                               -----------           ---------            ---------          ----------
Gross profit                                           732                 524                  (85)              1,171

Operating expenses:
Selling, general and administrative expenses           697                 280                 (114)(i)             863

Research and development                               237                   0                                      237

Amortization of goodwill                                                                         95 (j)              95
                                               -----------           ---------            ---------          ----------
Income (loss) from operations                         (202)                244                  (66)                (24)

Interest income                                         72                  13                                       85

Interest expense                                      (226)                (91)                (270)(k)            (587)

Other (expense) income - net                           (82)                (60)                                    (142)
                                               -----------           ---------            ---------          ----------
Income (loss) before income taxes                     (438)                106                 (336)               (668)

Provision for income taxes                             (58)                 (8)                                     (66)
                                               -----------           ---------            ---------          ----------

Net income (loss)                               $     (496)          $      98            $    (336)         $     (734)
                                               ===========           =========            =========          ==========
Basic and diluted income (loss)
  per share of common stock                     $   (0.012)                                                   $  (0.017)
                                               ===========                                                   ==========
Weighted average shares outstanding             41,678,243                                2,231,826          43,910,069
                                               ===========                                =========          ==========


                                 FIBERCORE, INC.
                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                    (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)



(a) Adjustment represents the impact to cash, notes payable and long term debt by funding activities and the acquisition of Xtal.

                                                             Notes       Long Term
                                               Cash          Payable     Debt
                                             ----------------------------------------
Exercise of common stock warrants by Tyco     $   2,000
Sale of common stock to Crescent              $   3,500
Issuance of a convertible note to Crescent    $   6,000                  $ 6,000
Funds held in escrow - Crescent               $    (250)
Cost of issue and legal fees                  $    (867)
Acquisition of Xtal from Algar                $ (10,000)     $ 10,000
                                             ----------------------------------------
                                              $     383      $ 10,000    $ 6,000
                                             ========================================

(b) Adjustment represents the receivables for costs accrued by Xtal for which the seller (Algar S.A.) has indemnified FiberCore, Inc. These accruals will be paid by the seller under the indemnification agreement.

(c) Adjustment represents the amount of $250, held in escrow as part of the Crescent investment agreement.

(d)  Adjustments to reflect the purchase of 90% of Xtal for $21,500.

     Purchase Price for Xtal.................................$ 21,500
     NBV of assets acquired..................................$ 11,366
                                                             --------
     Excess..................................................$ 10,134
                                                             ========

     The allocation of the excess is as follows;

     Goodwill................................................$ 7,634
     Property & Equipment....................................$ 2,500
                                                             --------
                                                             $ 10,134

(e) Adjustment represents the estimated costs of $1,700 for commissions, legal, accounting and other fees related to the acquisition and Crescent financing.

(f) Under the Xtal acquisition agreement, Algar will continue to own 10% of Xtal. The adjustment represents Algar's minority interest in Xtal.

(g) Adjustment represents the impact on equity by the funding activities and the elimination of equity of Xtal.

                                                                                                                Accumulated
                                   Preferred      Common       Legal      Additional         Accumulated        Other Comprehensive
                                   Stock          Stock        Reserve    Paid in Capital    Deficit            Income & (Deficit)
                                  --------------------------------------------------------------------------------------------------

     Tyco exercise of warrants                    $       1               $     1,999
     Sale of stock to Crescent                            1                     2,432
     Elimination's - Xtal         $  (11,497)     $ (11,497)   $   (140)                     $  8,015            $  3,498
                                  --------------------------------------------------------------------------------------------------
     Total                        $  (11,497)     $ (11,495)   $   (140)  $     4,431        $  8,015            $  3,498
                                  ==================================================================================================


(h) Adjustment represents the depreciation on the write-up to fair market value on major assets purchased


                                              Year Ending         Quarter Ending
                                              Dec. 31,1999        Mar. 31, 2000
                                              -------------       --------------
     Depreciation on Building @ 25 yrs.           $  40                $ 10
     Depreciation on Equipment @ 5 yrs.           $ 300                $ 75
                                              -------------       --------------
     Total                                        $ 340                $ 85
                                              =============       ==============

(i) Adjustment represents costs accrued by Xtal for which the seller (Algar) has indemnified FiberCore, Inc. These accruals will be paid by the seller under the indemnification agreement referenced in note (b).

(j) Adjustment to reflect amortization of goodwill reported on the purchase of Xtal referenced in note (c) over 20 years.

(k) Adjustment to reflect the interest on two (2) notes (Algar for $10,000 and Crescent for $6,000), referenced in note (a). The Algar note is at 6% per year and is due 7 months following the closing, and the Crescent note is at 8% per year and is due on June 9, 2002.

(l) The increase in the weighted average shares outstanding for the year ended December 31, 1999 and the three months ended March 31, 2000 are as follows:


      Exercise of common stock warrants by Tyco.......................1,031,552
      Sale of common stock to Crescent............................... 1,200,274
                                                                      ----------
                                                                      2,231,826
                                                                      ==========

                             XTAL FIBRAS
                             OPTICAS S.A.

                             Financial Statements as of
                             December 31, 1999 and 1998 and for each
                             of the years then ended

                             Deloitte Touche Tohmatsu Auditores Independentes

                     INDEX TO FINANCIAL STATEMENTS                      PAGE
                                                                        ----

REPORT OF INDEPENDENT AUDITORS                                           F-1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
AND FOR EACH OF THE YEARS THEN ENDED
Balance Sheets                                                           F-2
Statements of Operations                                                 F-4
Statements of Comprehensive Loss                                         F-5
Statements of Changes in Shareholders' Equity                            F-6
Statements of Cash Flows                                                 F-7
Notes to the Financial Statements                                        F-9

                     INTERIM FINANCIAL STATEMENTS



FINANCIAL STATEMENTS AS OF MARCH 31, 2000 AND DECEMBER 31, 1999
AND FOR THE THREE MONTH PERIOD THEN ENDED
Interim Balance Sheets                                                  F-30
Interim Statements of Operations                                        F-32
Interim Statements of Comprehensive Income                              F-33
Interim Statements of Changes in Shareholders' Equity                   F-34
Interim Statements of Cash Flows                                        F-35
Notes to the Interim Financial Statements                               F-37

REPORT OF INDEPENDENT AUDITORS
------------------------------

To the Board of Directors and Shareholders of XTAL Fibras Opticas S.A.:

We have audited the accompanying balance sheets of XTAL Fibras Opticas S.A. as of December 31, 1999 and 1998, and the related statements of operations, comprehensive loss, cash flows and changes in shareholders' equity for each of the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of XTAL Fibras Opticas S.A. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU                                      Campinas, Brazil
Auditores Independentes                                       May 31, 2000

XTAL FIBRAS OPTICAS S.A.
------------------------

BALANCE SHEETS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                               December 31
                                                           ------------------
                                                             1999      1998
                                                           --------  --------

ASSETS
Current assets
Cash and cash equivalents                                       225        36
Trade accounts receivable, net (note 5)                       4,807     1,838
Inventories (note 6)                                          4,053     7,829
Prepaid expenses, other                                         497     1,076
                                                           --------  --------
     Total current assets                                     9,582    10,779
                                                           --------  --------

Property, plant and equipment, net (note 8)                  10,378    16,446

Recoverable taxes                                               101       149
Loans - related parties                                           -        57
Escrow deposits (note 7)                                          7        10
                                                           --------  --------
                                                                108       216

                                                           --------  --------
     Total assets                                            20,068    27,441
                                                           ========  ========

                                                                    (Continue)

XTAL FIBRAS OPTICAS S.A.
------------------------

BALANCE SHEETS
(Expressed in thousands of United States dollars)                (continued)
------------------------------------------------------------------------------


                                                               December 31
                                                           ------------------
                                                             1999      1998
                                                           --------  --------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities

Trade accounts payable - suppliers                            4,952     4,177
Current portion of long-term debt (note 9)                      340        68
Taxes other than income                                         356        46
Payroll and other charges                                       614       668
Other                                                            21       144
                                                           --------  --------
     Total current liabilities                                 6,283     5,103
                                                           --------  --------
NON-CURRENT LIABILITIES
Long-term debt (note 9)                                         288        55
Intercompany (note 10)                                          624         -
Long-term taxes                                                 852     1,028
Other long-term liabilities (note 14 (a))                       741       341
Deferred income tax (note 4)                                     41        48
                                                           --------  --------
     Total non-current liabilities                            2,546     1,472

Commitments and contingencies (note 14)

SHAREHOLDERS' EQUITY
Preferred stock - no par value, 49,963,256 shares authorized and 5,137,571 and 472,033 issued and outstanding at
  December 31, 1999 and 1998, respectively                   11,497     5,194
Common stock - no par value, 49,963,256 shares authorized
  and 5,137,571 and 472,033 issued and outstanding at
  December 31, 1999 and 1998, respectively                   11,497     5,194
Appropriated retained earnings:
  Legal reserve                                                 140       140
Unappropriated retained (deficit)                            (8,113)   (9,672)
Accumulated other comprehensive (loss) income                (3,782)    2,836
Advance for future increase of Capital (note 14 (b))              -    17,174
                                                           --------  --------
     Total shareholders' equity                              11,239    20,866
                                                           --------  --------
     Total liabilities and shareholders' equity              20,068    27,441
                                                           ========  ========


The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                               Years ended
                                                               December 31
                                                           ------------------
                                                             1999      1998
                                                           --------  --------

GROSS SALES
Total gross sales                                            25,164    13,944
Value-added and excise tax on sales                          (7,392)   (3,220)
                                                           --------  --------

NET SALES                                                    17,772    10,724

                                                           --------  --------
Cost of sales                                               (16,043)  (11,869)
                                                           --------  --------

GROSS PROFIT (LOSS)                                           1,729    (1,145)

Selling and marketing expenses                                 (456)   (1,870)
General and administrative expenses                          (1,500)   (2,461)
Depreciation                                                   (300)      (79)
                                                           --------  --------
Operating expenses                                           (2,256)   (4,410)

NON-OPERATING (EXPENSES) INCOME
Interest income (note 3)                                        405       129
Interest expenses (note 3)                                   (2,646)   (2,937)
Other non-operating (expense) income, net                      (233)       39
                                                           --------  --------

LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION               (3,001)   (8,324)

INCOME TAX (EXPENSES) BENEFIT AND SOCIAL CONTRIBUTION            (8)       21
                                                           --------  --------

NET (LOSS)                                                   (3,009)   (8,303)
                                                           ========  ========


The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)                (Continued)
------------------------------------------------------------------------------


                                                               Years ended
                                                               December 31
                                                           ------------------
                                                             1999      1998
                                                           --------  --------

NET LOSS                                                     (3,009)   (8,303)
                                                           --------  --------

Other comprehensive loss:

Foreign currency translation adjustment                      (6,618)     (701)
Recognition of deferred tax liability on change in functional

   Currency (note 2 (b))                                          -       (74)

                                                           --------  --------
Net translation (loss) in the year                           (6,618)     (775)
                                                           --------  --------

COMPREHENSIVE LOSS                                           (9,627)   (9,078)
                                                           ========  ========



The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                                                                          Advance
                                                             Appropriated                   Accumulated     For
                                                              retained     Unappropriated      other       future
                                                              earnings       retained      comprehensive  increase
                                         Common   Preferred    legal         earnings         income         of
                                         stock     stock      reserve        (deficit)        (loss)      capital      Total
                                        --------- -------- --------------- -------------- ------------- ---------- ------------

BALANCES AS OF JANUARY, 1, 1998           5,194    5,194             140        (1,369)           3,611          -     12,770

Net loss to common and preferred shares       -        -               -         (8,303)              -          -     (8,303)
Recognition of deferred tax liability
on change
 in functional currency (note 2 (b))          -        -               -              -            (74)          -       (74)
Net translation loss for the year             -        -               -              -           (701)          -      (701)
Advance for future increase of capital        -        -               -              -               -     17,174     17,174
                                        --------- -------- --------------- -------------- --------------- ------------ -------
BALANCES AS OF DECEMBER 31, 1998          5,194    5,194             140         (9,672)          2,836     17,174     20,866
                                        --------- -------- --------------- -------------- --------------- ------------ -------

Net loss to common and preferred shares       -        -               -         (3,009)              -          -     (3,009)
Net translation loss for the year                                                                (6,618)               (6,618)
Increase in capital (note 14 (b))         6,303    6,303               -          4,568               -     (17,174)       -
                                        --------- -------- --------------- -------------- --------------- ------------ -------
BALANCES AS OF DECEMBER 31, 1999         11,497   11,497             140         (8,113)         (3,782)         -     11,239
                                        ========= ======== =============== ============== =============== ============ =======


The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                               Years ended
                                                               December 31
                                                           ------------------
                                                              1999      1998
                                                           --------  --------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                     (3,009)   (8,303)
Adjustments to reconcile net loss to cash provided by (used
in)
  operating activities:
  Depreciation                                                1,116     1,294
  Allowance for doubtful accounts                                 -     1,367
  Write-down for slow moving inventories                        136         -
  Write-down for investments                                      -        36
  Gain or loss on disposal of fixed assets                      (12)       (1)
  Exchange translation                                         (578)    1,111
  Deferred income tax                                             8       (21)
Decrease (increase) in assets
Trade accounts receivable                                    (2,969)    1,241
Inventories                                                   3,640    (1,444)
Other current assets                                            579      (744)
Recoverable taxes                                                48       (47)
Escrow deposits                                                   3         1
Increase (decrease) in liabilities
Trade accounts payable                                          775    (1,121)
Taxes other than income                                         310       (91)
Payroll and other charges                                       (54)      124
Other current liabilities                                      (123)      144
Long-term taxes                                                (176)      258
Other long-term liabilities                                     400       195
                                                           --------  --------

Net cash provided by (used in) operating activities              94    (6,001)
                                                           --------  --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment                     (900)   (2,789)
Proceeds on disposal of property, plant and equipment           317        32
                                                           --------  --------
Net cash (used in) investing activities                        (583)   (2,757)
                                                           --------  --------

                                                                    (Continue)

XTAL FIBRAS OPTICAS S.A.
------------------------

STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)                (Continued)
------------------------------------------------------------------------------


                                                               Years ended
                                                               December 31
                                                           ------------------
                                                              1999      1998
                                                           --------  --------

CASH FLOWS FROM FINANCING ACTIVITIES
Long-term debt:
  Proceeds                                                      726    21,622
  Repayments                                                   (110)  (14,153)
Intercompany loans:
  Proceeds                                                    5,177     9,181
  Repayments                                                 (5,103)   (7,971)
                                                           --------  --------
Net cash provided by financing activities                       690     8,679
                                                           --------  --------

Effect of exchange rate changes on cash and cash equivalents    (12)      (10)

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                              201       (79)

Cash and cash equivalents, as of beginning of the year           36       125
                                                           --------  --------
Cash and cash equivalents, as of end of the year                225        36
                                                           ========  ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
  Interest                                                       34       459
  Taxes on income                                                 -         -



The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
(Expressed in thousands of United States dollars, except number of shares and where otherwise noted)
------------------------------------------------------------------------------


1.   THE COMPANY AND ITS OPERATIONS

     Xtal Fibras Opticas S.A. ("the Company") is a privately held corporation organized under the laws of the Federative Republic of Brazil and headquartered in Uberlandia, state of Minas Gerais, with manufacturing facilities in Campinas, state of Sao Paulo.

     The Company is engaged in the business of manufacturing, marketing and selling optical fibers and optical components, byproducts or similar products.

     XTAL is a subsidiary of Algar S.A. Empreendimentos e Participacoes ("Algar"), which owns approximately 99.99% of the total outstanding capital shares. Algar has subsidiaries working in Telecommunications (telephone services, engineering construction and maintenance of communications networks and long distance transmission), Agribusiness, Services and Leisure. Algar has approximately 23 companies and 4 divisions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from generally accepted accounting principles in Brazil ("Brazilian GAAP"), as applied by the Company in the preparation of its statutory financial statements and for other purposes.

          Shareholders' equity and operations included in these financial statements differ from those included in the statutory accounting records as a result of (i) the effects of differences between the rate of devaluation of the Brazilian real ("R$") against the United States dollar ("$", "U.S.$", or "U.S. dollar"), and (ii) differences in the methods of measuring amounts under U.S. GAAP and Brazilian GAAP.

     b)   Foreign currency translation

          The Company, which transacts the majority of its business in Brazilian reais, and, to a lesser extent, in U.S. dollars, has selected the U.S. dollar as its reporting currency. The U.S. dollar amounts for all periods presented have been remeasured (translated) following the guidelines established in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

          Prior to December 31, 1997 and pursuant to SFAS 52 and Emerging Issues Task Force ("EITF") D-55, "Determining a Highly Inflationary Economy", Brazil was considered to have a highly-inflationary economy. Accordingly, the Company's reporting currency (US$) was defined as its functional currency and the remeasurement procedures adopted by the Company through this date were as follows:

          (i) Inventories, property, plant and equipment and accumulated depreciation, as well as shareholders' equity accounts, were translated at historical exchange rates and monetary assets and liabilities denominated in Brazilian currency were translated at period-end exchange rates (December 31, 1997 - R$ 1.1164: US$ 1.00);

          (ii) Depreciation and other costs and expenses relating to assets remeasured at historical exchange rates were calculated based on the U.S. dollar amount of the assets. Other accounts in the statements of operations and cash flows were translated at the average exchange rates prevailing during the period;

         (iii) the translation gain or loss resulting from this remeasurement process was included in the statements of operations currently; and

          (iv) pursuant to paragraph 9(f) of SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109"), deferred taxes were not recorded with respect to differences relating to assets and liabilities translated at historical rates that resulted from changes in exchange rates or indexing for Brazilian tax purposes.

          As from January 1, 1998 the Company concluded that the Brazilian economy had ceased to be highly inflationary and changed its functional currency from the reporting currency (U.S. dollars) to the local currency (R$). Accordingly, as of January 1, 1998 the Company translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate and those amounts became the new accounting bases for such assets and liabilities. The resulting deferred taxes associated with the differences between the new functional currency bases and the tax bases ((iv) above) were reflected as a deferred tax liability with a corresponding debit taken directly to the cumulative translation adjustment component of shareholders' equity.

          In mid-January 1999, significant changes occurred in the Brazilian government's foreign exchange rate policy, which resulted in the elimination of exchange controls referred to as trading bands. These trading bands ensured that the real to U.S. dollar exchange rate remained within a given range. On January 15, 1999, the Brazilian Central Bank ceased to intervene in the foreign exchange market, except in exceptional circumstances to mitigate excessive volatility, and the real to U.S. dollar exchange rate was allowed to fluctuate freely. On July 30, 1999, the real was trading at approximately R$
          1.7892 to US$ 1.00, as compared to the exchange rates in effect on December 31, 1998 of R$ 1.2087 to US$ 1.00 and on December 31, 1999 of R$ 1.7890 to US$ 1.00.

          The effects of the real devaluation has resulted in a net translation loss, arising from the translation of the balance sheet accounts (monetary and non-monetary assets and liabilities) from Brazilian reais to U.S. dollars. The translation loss has been allocated directly to the cumulative translation account in shareholders' equity.

     c)   Foreign currency transactions

          Monetary assets and liabilities of Xtal, denominated in currencies other than the functional currency are measured into their respective functional currencies at exchange rates in effect at the balance sheet date. The resulting exchange gains or losses are included in the statement of operations.

     d)   Use of estimates

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of property, plant and equipment, provisions necessary for trade receivables, inventories and contingent liabilities, income tax valuation allowances and other similar evaluations. Actual results may vary from those estimates.

     e)   Cash and cash equivalents

          Cash and cash equivalents include cash on hand, interest-bearing time deposits and other interest-bearing short-term securities denominated in Brazilian reais. Time deposits classified as cash equivalents have original maturities of three months or less.

     f)   Accounts receivable

          Accounts receivables are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

     g)   Inventories

          Inventories are stated at the lower of average cost of acquisition or production, or market.

     h)   Property, plant and equipment

          Owned property, plant and equipment is recorded at cost. Expenditures for maintenance and repairs are charged to expense when incurred.

          Depreciation is provided on a straight-line basis over the useful lives of the assets as follows:

                                                                       Years
                                                                      -------

          Buildings and improvements                                   10-25
          Machinery and equipment                                       3-10
          Furniture and fixtures                                        5-10
          Installations                                                 6-10
          Vehicles                                                       5
          EDP equipment                                                  3

          Assets under construction are not depreciated until they are placed in service.

     i)   Recoverability of long-lived assets

          In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS 121"), management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business and certain deposits and tax incentive investments, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable.

          Assets are grouped and evaluated for possible impairment at a plant level; impairment is assessed based on undiscounted cash flows from forecasted operating results of the business over the estimated remaining lives of the assets.

     j)   Compensated absences

          Vacation expense is fully accrued in the period the employee renders services to earn such vacation.

     k)   Income taxes

          Brazilian income taxes comprise federal income tax and social contribution, the latter a federally mandated tax based on income, as recorded in XTAL's respective accounting records. There are no state or local income taxes in Brazil.

          For the purposes of these financial statements, the Company has applied SFAS 109 for all periods presented. SFAS 109 requires the application of the comprehensive liability method of accounting for income taxes. Under this method, a company is required to recognize a deferred tax asset or liability for all temporary differences and operating losses, except that, prior to 1998 and in accordance with paragraph 9(f) of SFAS 109, deferred taxes were not recorded for differences relating to certain assets and liabilities that were remeasured from reais to U.S. dollars at historical exchange rates and that resulted from changes in exchange rates or indexing to inflation in local currency for tax purposes. Such accumulated differences were recognized in shareholders' equity when the Company adopted the real as the functional currency on January 1, 1998.

          Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

          Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance, as appropriate, if, based on the weight of evidence, it is more likely than not that the deferred tax assets will not be realized.

     l)   Summary of Brazilian tax structure

          Taxes in Brazil are levied by the federal, state, and municipal governments. Additionally, certain taxes are levied related to employment of personnel. The principal federal taxes applicable to Xtal are:

          o    Corporate Income Tax (IRPJ)
          o    Social contribution on net profits (CSLL)
          o    Social contribution on turnover (COFINS)
          o    Social integration contribution on turnover (PIS)
          o    Financial transactions tax (IOF)

          The main state tax is the merchandise circulation tax (ICMS), or simply the state value added tax (VAT). The principal municipal tax is the service tax (ISS).

          Corporate Income Tax: In general, all business entities are liable for corporate income tax, including both corporations (S.A.'s) and limited liability companies (limitadas). A consortium is not regarded as a separate taxable entity for tax purposes; each company belonging to the consortium is taxed individually. The corporate income tax rate is 15% on annual net income of $R240,000 or less and 25% on net income before taxes greater than $R240,000. Additionally an 8% tax is levied on net income before taxes for social contribution (discussed below) and, as such, brings the total effective tax rate to 33%. The total 33% is a creditable for US income tax purposes.

          Social Contribution on Net Profit: The social contribution on net profit (CSLL) is intended to fund social and welfare programs and is paid in addition to the corporate income tax. The rate is calculated as 8% of net income before taxes.

          Social Contribution on Turnover: Social contribution on turnover (COFINS) is levied at 2% of monthly sales to finance social security and welfare programs.

          Social Integration Contribution on Turnover: Legal entities must contribute 0.65% of monthly sales to a federal program (PIS), whose purpose is to allow employees to participate in Brazil's economic growth.

          Financial Transaction Tax: The financial transaction tax (IOF) is levied on specific Brazilian and foreign financial transactions. The tax is payable by borrowers, purchases of securities and foreign currency. The rates vary according to the maturity terms and types of transactions. The rate has been as high as 25%. Currently a tax of 2% is levied on foreign loans with initial terms less than two years. The tax is used by the government in the implementation of monetary policy.

          ICMS: ICMS is a sales value added tax levied by the states on the circulation of merchandise and transportation services and represents the major source of revenue for the states. It is charged on each delivery of goods from the production stage to the consumer stage. Assets imported from abroad are also taxable. Other taxable items include interstate and inter municipal transportation services, communication services, and the generation and distribution of electric energy. ICMS rates vary from 0% to 25% but are most commonly found in the 17%-18% range. The tax is usually paid monthly and is calculated by successive sellers collecting ICMS on all sales (output tax) and subtracting ICMS paid during the month on purchases (input tax). If the output tax exceeds the input tax the excess must be remitted to the state, conversely if the input tax exceeds the output tax the residual is carried forward to be used against future output tax collections.

          Service Tax: Service tax (ISS) is levied on gross sales derived from services rendered. The tax rates vary between 2% and 10%, but the typical rate is 5%. Activities classified as services are set forth in federal legislation. The following activities are normally considered services: consulting, advertising, engineering, building, transportation, activities of hospitals, public entertainment, tourism, leasing of equipment, activities of hotels, and movie studios.

          Recoverable taxes: The recoverable taxes included in the balance sheet accounts relate to excise tax (IPI) imposed on goods or products imported or manufactured in Brazil. The tax is levied on the price of transactions, inclusive of ancillary expenses and ICMS. Tax rates differ according to the characterization of product, with luxury items subject to the highest rate of 365%, and the average rate being 15%. Limited exemptions may apply. The tax is "equivalent" (as determined under the IPI laws) to a value added tax; that is, entities are entitled to record input tax credits for IPI paid and collect offsetting IPI debits from their customers.

     m)   Pension plan

          The Company participates in a single-employer funded defined-contribution pension plan (the "Fundo Integrativo Dos Funcionarios do Grupo Algar"). Pension plan benefits for the Fundo Integrativo Dos Funcionarios do Grupo Algar Plan, are based primarily on participants' compensation on retirement and years of service. The Plan is available to substantially all employees of the Company.

     n)   Other assets and liabilities

          Other assets and liabilities are stated at known or likely amounts plus related charges and monetary adjustments and provisions for market value adjustment, if applicable.

     o)   Sales and expenses

          Sales revenues are recognized as finished goods are shipped and as other products are supplied. Expenses and costs are recognized on the accrual basis.

     p)   Environmental expenditures

          Expenditures relating to ongoing compliance with environmental regulations, designed to minimize the environmental impact of the Company's operations, are charged against earnings on the date expended. Provisions for expenditures are charged against earnings at the time that they are considered to be probable and reasonably estimable. Management believes that, at present, its plant is in substantial compliance with the environmental regulations applicable to it.

     q)   Marketing costs

          Marketing costs are reported in selling and marketing expenses and include costs of advertising and other marketing activities.

     r)   Start-up costs

          In accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-5, "Reporting the Costs of Start-Up Activities", start-up costs are expensed as incurred.

     s)   Concentration of credit risk

          Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally bank deposits and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. Accounts receivables typically represent purchases and are derived from the revenues earned from customers in Brazil and are denominated in Brazilian reais. The company maintains an allowance for uncollectible accounts based upon the expected collectibility of accounts receivable. During the years ended December 31, 1999 and 1998, approximately 53 % and 56 % in gross sales were generated from two clients.

     t)   Comprehensive income (loss)

          Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Under SFAS 130 changes in net assets of an entity resulting from transactions and other events and circumstances from non-owner sources are reported in a financial statement for the period in which they are recognized. Adoption of SFAS 130 did not impact the financial statements of the Company.

     u)   Segment Reporting

          Effective January 1, 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

     v)   New accounting pronouncements

          In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", issued in June 1998, requires that all derivative financial instruments be reflected on the balance sheet at fair value, with changes in fair value recognized periodically in earnings or as a component of other comprehensive income, depending on the nature of the underlying item being hedged. In the event that an entity does not effectively hedge against an underlying item, changes in the fair value of the derivative will be recognized currently in the statement of operations. The impact of adopting this statement is not expected to be material to the Company.

          In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. The impact of adopting this statement was not material to the Company.

3.   INTEREST INCOME AND EXPENSES

                                                              For the years
                                                            Ended December 31
                                                            -----------------
                                                              1999     1998
                                                            -------   -------
     Interest income
     Interest income on cash equivalents                          3        27
     Interest income on intercompany credit                     152        12
     Exchange rate variations                                   248        78
     Other                                                        2        12
                                                            -------   -------
                                                                405       129
                                                            =======   =======
     Interest expense
     Interest expense on loan debt                                -      (737)
     Interest expense on Intercompany loan                     (795)     (246)
     Exchange rate variations on loans/supplies               (1,300)    (637)
     Interest on liabilities other than loans                   (39)      (51)
     Banking charges, taxes and other                          (512)   (1,266)
                                                            -------   -------
                                                             (2,646)   (2,937)
                                                            =======   =======

4.   INCOME TAXES

     Income taxes in Brazil include federal income tax and social contribution. The Brazilian statutory rates for the years presented are as follows:

                                                                  Year ended
                                                                 December 31,
                                                             -----------------
                                                               1999      1998
                                                             --------  -------
                                                                  %        %
                                                                  -        -

     Federal income tax                                         25.00    25.00
     Social contribution                                        12.00     8.00
                                                             --------  -------
     Composite income tax rate                                  37.00    33.00
                                                             ========  =======

     The amount reported as income tax (expense) benefit in the consolidated statements of operations is reconciled to tax expense at the statutory federal income tax rate as follows:

                                                                  Year ended
                                                                 December 31,
                                                             -----------------
                                                               1999      1998
                                                             --------  -------
                                                                   $        $
                                                                   -        -

     Income before income taxes                                (3,009)  (8,303)
                                                             ========  =======

     Tax benefit, at statutory rates                            1,113    2,740
     Increase in valuation allowance                           (1,113)  (2,740)
     Effect of changes in tax rates                                (2)       -
     Effects of differences between indexation and
     translation;
       Depreciation on a different asset base                      13       24
       Other                                                      (19)      (3)
                                                             --------  -------
     Tax (expense) benefit as reported in the
     Statement of operations                                       (8)      21
                                                             ========  =======

     The major components of the deferred tax accounts are as follows:

                                                            As of December 31
                                                          --------------------
                                                             1999       1998
                                                          ---------  ---------

     Brazilian net operating loss carryforwards              2,459      2,044
     Deferred income tax relating to temporary differences     620        629
                                                          ---------  ---------
     Gross deferred income tax assets                        3,079      2,673

     Valuation allowance                                    (3,079)    (2,673)
                                                          ---------  ---------
     Deferred income tax assets, net of valuation                -          -
     allowances
                                                          =========  =========


                                                            As of December 31
                                                          --------------------
                                                             1999       1998
                                                          ---------  ---------

     Deferred income tax liabilities:
     Deferred non current  income tax  liability on change
     in functional
       Currency                                                 41         48
                                                          ---------  ---------

     Total non-current deferred income tax liabilities          41         48
                                                          =========  =========

5.   TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivables relate primarily to sales to domestic customers. The Company has concentration credit risk for accounts receivable from some customers, which is subject to business cycle variations. Such customers held balances at each year-end as follows:

                                                               December 31
                                                            -----------------
                                                              1999     1998
                                                            -------  --------

     Furukawa Ind. S/A Produtos Eletronicos                     899         -
     Marsicano S/A Ind. e Cond. Eletricos                       923     1,367
     Cabelte Cabos Eletricos                                    585         -
     Telcon Fios e Cabos para Telecomunicacao                   836       346
     Alcatel Telecomunicacoes S/A                             2,028         -
     Cabelte Industris Brasileira Ltda.                           -       847
     Other                                                      459       645
                                                            -------  --------
                                                              5,730     3,205
     Allowance for doubtful account                            (923)   (1,367)
                                                            -------  --------
     Total                                                    4,807     1,838
                                                            =======  ========


6.   INVENTORIES

                                                               December 31
                                                            -----------------
                                                              1999     1998
                                                            -------  --------

     Finished products                                          640     3,777
     Work in process                                            772       556
     Raw materials and indirect materials                     2,332     2,552
     Resale materials                                           153       336
     Imports in progress                                        292       608
                                                            -------  --------
                                                              4,189     7,829
     Allowance for slow-moving inventory                       (136)        -
                                                            -------  --------
                                                              4,053     7,829
                                                            =======  ========


7.   ESCROW DEPOSITS

     The Company is contesting the payment of certain taxes and has made court-approved escrow deposits of equivalent amounts pending final decisions. Deposits of US$ 7 (1998- US$ 10), which relate to proceedings for which the Company has received favorable rulings or for which loss is not considered probable, have no offsetting allowances.

8.   PROPERTY, PLANT AND EQUIPMENT

                                                     Years    1999      1998
                                                    ------  -------- ---------

     Land                                                       140       207
     Buildings and improvements                      10-25    4,228     5,817
     Machinery and equipment                         3-10     8,972     8,749
     Furniture and fixtures                          5-10       163       218
     Installations                                   6-10       934       728
     Vehicles                                          5         29        53
     EDP equipment                                     3        238       222
                                                            --------  --------
                                                             14,704    15,994
     Accumulated depreciation                                (4,344)   (4,773)
     Projects in progress                                        18     5,225
                                                            --------  --------
                                                             10,378    16,446
                                                            ========  ========

9.   LONG-TERM DEBT

    Long-term loans and financing relate primarily to permanent asset import financing, at an interest rate of LIBOR plus 0.75% to 2.18% per annum, secured by Algar S.A. Empreendimentos e Participacoes. The maturities of long-term debt are as follows:

                                                             December 31
                                                            ------------
                                                                1999
                                                             ---------

    2000                                                         340
    2001                                                         288
                                                             ---------
    Total long-term debt                                         628
    Current portion of long-term debt                            340
                                                             ---------
    Total                                                        288
                                                             =========

10.  RELATED PARTY TRANSACTIONS/BALANCES

     Transactions/balances with related parties were as follows:

                                                                            Administrative         Interest
                                              Assets      Liabilities          expenses          expense, net
                                            -----------  ---------------  -------------------  -----------------
     1999
     ----
     Due to related parties:
     Algar S.A. Empreendimentos
        e Participacoes                            -              624                  203                770

     Algar Telecom S.A.                                             -                  203                  -
                                            -----------  ---------------  -------------------  -----------------
                                                   -              624                  406                770
                                            ===========  ===============  ===================  =================

     1998
     ----
     Due from related parties:
     Algar S.A. Empreendimentos
        e Participacoes                           57                -                    -                  -
     Due to related parties:
     Algar S.A. Empreendimentos
        e Participacoes                            -                -                  308                281
                                            -----------  ---------------  -------------------  -----------------
                                                  57                -                  308                281
                                            ===========  ===============  ===================  =================

     The $624 loan matures on September 30, 2000 and carries interest at a rate of 17.81%. Company management considers related-party transactions/balances as usual market transactions. Intercompany transactions/balances relate to contracts at average interest rates, which during the year approximated the market rates.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation sale. Significant differences can arise between the fair value and carrying amounts of financial instruments that are recognized at historical cost amounts.

     The carrying amounts and fair values of the Company's financial instruments as of December 31 are as follows:

                                                    As of December 31
                                            -----------------------------------
                                                  1999              1998
                                            ----------------- -----------------
                                            Carrying   Fair   Carrying   Fair
                                             Amount    value   Amount    Value
                                            ---------  ------ ---------  ------
     On balance sheet financial instruments:

     Cash and cash equivalents                 225      225       36       36
     Escrow deposits                             7        7       10       10
     Long-term debt (including current
     portion)                                  628      628      123      123

     The values provided are representative of the fair values as of December 31, 1999 and 1998 and do not reflect subsequent changes in the economy, interest and tax rates, and other variables that may impact determination of fair value. The following methods and assumptions were used in estimating fair values for financial instruments:

     Cash and cash equivalents and short-term investments: The carrying amount reported in the balance sheet for cash and cash equivalents and short-term investments approximates fair value due to the short maturity of these instruments.

     Escrow deposits: The carrying amount of escrow deposits approximates fair value, as interest is receivable on such deposits at a variable market rate.

     Long-term debt: The carrying value of the Company's long term debt approximates fair value due to the interest rates of these instruments.

12.  SHAREHOLDERS' EQUITY

     Capital and shareholder rights

     (i)  Share capital

          Subscribed and paid-in capital comprises 10,275,142 shares of no par value, of which 5,137,571 are common shares and 5,137,571 are preferred shares.

     (ii) Share rights

          Common shares have the right to vote at shareholder meetings while preferred shares are non-voting. Preferred shares do, however, have priority in the return of capital in the event of liquidation and in the receipt of a mandatory non-cumulative dividend (the "Mandatory dividend") of 25% of consolidated net income as determined in accordance with Brazilian Corporate Law, due to both preferred and common shareholders. Under Brazilian Corporate Law, any payment of interim dividends and interest attributable to shareholders equity is netted off against the amount of the Mandatory Dividend in the year of payment (applicable). In any year, the board of directors of the Company may determine that it is inadvisable in view of the Company's financial position to pay the Mandatory Dividend. In this case, any retained earnings of the Company must be allocated to a special reserve account. Furthermore, in the event that the Mandatory Dividend is omitted for three consecutive years, the preferred shares acquire voting rights until payment of such dividends is reserved.

    (iii) Appropriated retained earnings

          Under Brazilian Corporate Law, Xtal is required to appropriate 5% of its annual statutory accounting basis local currency earnings, after absorbing accumulated losses, to a statutory reserve until each such reserve equals 20% of paid capital. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

     (iv) Unappropriated retained earnings

          Dividend distributions are limited to retained earnings of the Company as determined in accordance with the Brazilian Corporate Law. There were no distributable retained earnings as of December 31, 1999 and 1998, respectively.

     (v)  Dividends

          Dividends are payable in Brazilian reais, and are reflected in the financial statements upon approval. Brazilian Law permits the payment of dividends only from retained earnings based on the amounts stated in the Company's statutory accounting records. No dividends were declared or paid for the years ended 1999 and 1998, respectively.

13.  PAYROLL, PROFIT SHARING AND RELATED CHARGES

     Approximately 100% of the Company's production and industrial employees are members of the Participacao nos Resultados da Epresa (the "Union"). The collective bargaining agreement (between the Union and Xtal - covering all Company employees who are formally members of the Union, executives are not covered), provides for an annual distribution to employees of a specified amount, as agreed by the Union and the Company in the first quarter of each year, for the following year. On an individual employee basis, the distribution is dependent on department and grade. Expenses of the Company under these programs are included in general and administrative expenses and amounted to $ 119 and $65 for the years ended December 31, 1999, and 1998, respectively.

14.  COMMITMENTS AND CONTINGENCIES

     (a)  Accrued liability for legal proceedings

          The Company is contesting the payment of certain taxes and contributions and has made court escrow deposits (restricted deposits for legal proceedings) of equivalent or lesser amounts pending final legal decisions. Probable losses, provided as liabilities of the Company based on the advice of outside legal counsel, are summarized below:

                                                                 December 31
                                                              ----------------
                                                                1999     1998
                                                              -------- -------

          Labor claims (1)                                          41       -
          Income tax withheld at source - Intercompany loan        310       -
          Income tax and social contribution                        60      81
          Value-added sales taxes ("ICMS")                         164     129
          Value-added sales taxes ("IPI")                          146     126
          Other                                                     20       5
                                                              -------- -------
          Total accrued liabilities for legal proceedings          741     341
                                                              ======== =======

          -----------------
          (1) The Company is party to a number of lawsuits filed by former employees related to overtime, dangerous working conditions and various employment relationships. As of December 31, 1999 the Company has accrued $ 41 relating to such lawsuits. Escrow deposits against probable losses relating to labor claims totaled $ 150 as of December 31, 1999.

          Management believes, based on advice from its attorneys, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses, and that the ultimate resolution will not have a significant effect on the Company's liquidity, consolidated financial position or results of operations.

     (b) Financial guarantee and recourse arrangement (Advance for future increase of capital)

          On December 1, 1998, XTAL entered into an agreement of Advance of Financial Resources to offset various supplier and financial debt with Algar S.A. Empreendimentos e Participacoes ("Algar" or Parent Company) for a total amount of US$ 4.2 million (advance for future increase of capital). Such agreement was accounted for by the Parent Company as a capital contribution and Xtal duly amended their by-laws and Social Contract on April 27, 1999, to effectively increase capital. At December 31, 1999, (pound)627 (approximately US$ 1,013) remained payable in the name of Xtal to Unibanco at an interest rate of LIBOR plus 11.79%. Several machines are given as guaranty for this loan. In connection with the acquisition agreement described in Note 16, Algar assumed the (pound)627 liability. This amount is not recorded as a liability in the accompanying financial statements.

          On December 31, 1998, XTAL entered into a second agreement of Advance of Financial Resources for Future Capital Increase with Algar S.A. Empreendimentos e Participacoes ("Algar") for a total amount of $13 million (Advance for future increase of capital) and such amount was consigned in an account on behalf of Algar. This agreement was also accounted for by the Parent Company as a capital contribution whereby Xtal amended their by-laws and Social Contract to effectively increase capital. In association with this agreement, there were two other Agreements for the Assumption of Debt by the parties with the following terms:

          Algar assumes the debts of Xtal before various banks for a total of US$ 8 million Algar assumes the debts of Xtal for a supplier totaling US$ 3.5 million

          Such agreements, added to the balance of intercompany loans payable in the amount of US$ 1.5 million, were also accounted for by the Parent company as a capital contribution. Xtal effectively registered these amounts by amending and registering their Social Contract on April 27, 1999, to effectively increase capital. Approximately US$ 1.5 million, due September 19, 2000, remains payable in the name of Xtal to Banco Brascan S/A at an interest rate of LIBOR plus 2% per year. Also, US$ 384 thousand and US$ 288 thousand, due October 31 and August 31, 2000 respectively, remain payable in the name of Xtal to Dresdner Bank Lateinamerika AG at an interest rate of LIBOR plus 0.75% per year. Algar remained the guaranty for this amount should Xtal default. In connection with the acquisition agreement described in Note 16, Algar assumed these liabilities, totaling approximately US$ 2,172. These amounts are not recorded as liabilities in the accompanying financial statements.

     (c)  Postemployment benefits

          The Company makes monthly contributions based on payroll expense to the government pension, social security and severance indemnity plans. Such payments are expensed as incurred.

          In addition, certain payments are due on dismissal of employees pursuant to Article 18 of Law 8.036 (dated May 11, 1990) being principally (i) one month's salary, and (ii) a severance payment based on the accumulated balance of each employees government severance indemnity account. The Company makes contributions to the government severance indemnity plan for each of its employees on a monthly basis; the additional severance payment made by the Company is calculated at 40% of the balance of this account. Severance benefits payable to employees do not vest or accumulate.

     (d)  Environmental issues

          The Company is subject to Federal, State and Local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance.

          Future information and developments will require the Company to continually reassess the expected impact of environmental matters. However, the Company has evaluated its total environmental exposure based on current available data and believes that compliance with all applicable laws and regulations will not have a material impact on the Company's liquidity, consolidated financial position or results of operations.

15.  SEGMENT INFORMATION

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 adopts a "management approach" for segment reporting; this approach designates the internal organization that is used by management for making decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosure about products and services, geographical areas, and major customers.

     (a) Description of the types of products and services from which the reportable segment derives its revenues

          The Company has one reportable segment: optical fibers and related byproducts. The segment produces two types of communication optical fibers (as of December 31, 1999); multi-mode and single-mode fiber. The Company has one production facility in Campinas.

     (b)  Measurement of segment profit and loss and segment assets

          The accounting policies underlying the financial information provided for the one segment is based on Brazilian GAAP. These amounts do not differ from US GAAP. The Company's reportable segment offers separate products. The reportable segment is the responsibility of one product manager who has knowledge of product lines, operational risks and opportunities.

     (c)  Geographical areas

          International sales and operations for the Company account for approximately 4% of consolidated net sales and long-lived assets, respectively.

16.  SUBSEQUENT EVENTS

     o    Changes in tax legislation

          In 1999, the Government introduced changes to the income tax law with effective dates throughout 2000. The significant provisions of these changes are summarized below:

          (i) The COFINS (tax for social security financing) rate remains unchanged at 3%; however, beginning in January 2000, 33.33% of COFINS can no longer be offset against Social Contribution on Net Income ("CSSL");

          (ii) The CSSL rate was reduced from 12% to 9% beginning in February 2000, and from 9% to 8% beginning January 2003; and

         (iii) The assumed credit of IPI (Excise tax) can be offset against PIS (Employees' Profit Participation Program) and COFINS.

     o    Firm Commitment for the Acquisition of the Company

          On April 26, 2000, the Company consummated an agreement with Fibercore, Inc. (the "Buyer") and Algar S.A. (the "Seller") which sets forth the terms and conditions for the sale of 90% of the outstanding common stock or substantially all the assets and specified liabilities of XTAL, subject to Algar holding a 10% equity interest in Xtal. On the closing date (not to exceed 60 days from acceptance of the acquisition agreement), a shareholders agreement shall be entered into providing certain criteria. The purchase price for XTAL shall be US$ 25 million, payable as follows and subject to the following terms and conditions:

          (i) Within 30 days of the signing or May 31, 2000, whichever is later, Buyer shall pay the seller a sum of US$ 2 million in the form of a deposit. This deposit may be returned to the buyer, inclusive of accrued interest, based on reasonable interest rates, if certain events do not transpire.

          (ii) An additional US$ 8 million shall be paid in cash on closing date, which is to be 60 days from the April 26, 2000 agreement or June 30, 2000, whichever date is later.

         (iii) US$ 10 million via a promissory note, bearing interest at 6%, delivered at the closing date, and payable 180 days following the close, or December 31, 2000, whichever is later. The promissory note may be reduced in principal to US$ 7.5 million in the event the seller does not deliver to the Buyer on the closing date, an executed non cancelable 3 year purchase order (the "Purchase Order"), at prevailing market prices which covers 50% of the fiber optical requirements of Algar. The purchase price can be reduced further, to US$ 6.5 million, provided that the Buyer makes all payments thereunder on or before August 31, 2000.

          (iv) In the event the Buyer does not make the payment under the promissory note above, the buyer shall pay an additional 3%, in addition to the original 6% per annum, plus the following extensions:

          (v) US$ 1.25 million through a promissory note bearing interest at 6% per annum, payable 450 days following the closing date. The principal and interest amount of the promissory note may be reduced proportionately in the event the gross profit of Xtal for the year 2000 does not achieve certain levels. US$ 1.25 million through a promissory note bearing interest at 6% per annum, payable 810 days following the closing date. The principal and interest amount of the promissory note may be reduced proportionately in the event the gross profit of Xtal for the year 2001 does not achieve certain levels.

          (vi) On the date which is 1,080 days following the closing date, the Buyer shall, pursuant to the Buyer's call option, acquire the remaining shares held by the Seller in Xtal or in the purchasing entity upon payment in cash of US$ 2.5 million plus interest at a rate of 6% per annum. The Buyer reserves the right to prepay this amount at any time without penalty.

     o    Employment agreements

          As part of the acquisition agreement, reasonable efforts are to be made in executing agreements with key employees by XTAL or the buyer for not less than one year, under customary terms and conditions. These include, where appropriate, non-compete, confidentiality and non-solicitation customer agreements.


------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM BALANCE SHEETS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                     March 31,    December 31,
                                                       2000           1999
                                                   ------------   ------------
ASSETS                                             (Unaudited)

Current assets

Cash and cash equivalents                                  49            225
Trade accounts receivable, net                          4,186          4,807
Inventories (note 3)                                    3,578          4,053
Prepaid expenses, other                                   999            497
                                                   ------------   ------------
  Total current assets                                  8,812          9,582
                                                   ------------   ------------

Property, plant and equipment, net                     10,467         10,378

Recoverable taxes                                         145            101
Other                                                       7              7
                                                   ------------   ------------
                                                          152            108
                                                   ------------   ------------
  Total assets                                         19,431         20,068
                                                   ============   ============

                                                                   (Continued)

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM BALANCE SHEETS
(Expressed in thousands of United States dollars)                (Continued)
------------------------------------------------------------------------------


                                                     March 31,    December 31,
                                                        2000          1999
                                                   ------------   ------------
                                                    (Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Trade accounts payable - suppliers                       4,011         4,952
Current portion of long-term debt                          290           340
Taxes other than income                                    441           356
Payroll and other charges                                  818           614
Other                                                       19            21
                                                   ------------   ------------
  Total current liabilities                              5,579         6,283
                                                   ------------   ------------
NON-CURRENT LIABILITIES
Long-term debt                                               -           288
Intercompany                                               733           624
Long-term taxes                                            651           852
Other long-term liabilities                                801           741
Deferred income tax                                         46            41
                                                   ------------   ------------
                                                         2,231         2,546

Commitments and contingencies (note 4)


SHAREHOLDERS' EQUITY
  Preferred stock - no par value, 49,963,256 shares
     authorized and 5,137,571 issued and outstanding
   at March 31, 2000 and December 31, 1999              11,497        11,497
  Common stock - no par value, 49,963,256 shares
     authorized and 5,137,571 issued and
  outstanding at
   March 31, 2000 and December 31, 1999                 11,497        11,497
   Appropriated retained earnings:
     Legal reserve                                         140           140
  Unappropriated retained (deficits)                   (8,015)       (8,113)
   Accumulated other comprehensive (loss)              (3,498)       (3,782)
                                                   ------------   ------------
       Total shareholders' equity                       11,621        11,239
                                                   ------------   ------------
       Total liabilites and shareholders' equity        19,431        20,068
                                                   ============   ============


The accompanying notes are an integral part of these Financial Statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                     March 31,     March 31,
                                                      2000           1999
                                                   ------------   -----------
                                                   (Unaudited)    (Unaudited)
GROSS SALES
  Total gross sales                                     9,454         1,201
  Value-added and excise tax on sales                  (2,660)         (287)
                                                   ------------   -----------

Net sales                                               6,794           914

  Cost of sales                                        (6,270)         (885)
                                                   ------------   -----------

GROSS PROFIT                                              524            29

Selling and marketing expenses                           (106)         (106)
General and administrative expenses                      (150)         (339)
Depreciation                                              (24)          (26)
                                                   ------------   -----------
Operating expenses                                      (280)         (471)

NON-OPERATING (EXPENSES) INCOME
  Interest income                                          13           231
  Interest expenses                                       (91)       (1,674)
  Other non-operating (expense) income, net               (60)            3
                                                   ------------   -----------
INCOME (LOSS) BEFORE INCOME TAX AND
   SOCIAL CONTRIBUTION                                    106        (1,882)

INCOME TAX (EXPENSES) BENEFIT AND SOCIAL                  (8)         (131)
CONTRIBUTION

                                                   ------------   -----------

Net income (loss)                                          98        (2,013)
                                                   ============   ===========


The accompanying notes are an integral part of these Financial Statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of United States dollars)                (Continued)
------------------------------------------------------------------------------


                                                    March 31,      March 31,
                                                      2000           1999
                                                   ------------   ------------
                                                   (Unaudited)    (Unaudited)

Net income (loss)                                          98        (2,013)
                                                   ------------   ------------

OTHER COMPREHENSIVE INCOME (LOSS),
   NET OF TAX:

  Foreign currency translation adjustment                 284        (3,468)

                                                   ------------   ------------
  Other comprehensive income (loss)                       284        (3,468)
                                                   ------------   ------------

Comprehensive income (loss)                               382        (5,481)
                                                   ============   ============



The accompanying notes are an integral part of these Financial Statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------

                                                           Appropriated
                                                             retained    Unappropriated    Accumulated
                                                             earnings       retained          other
                                         Common  Preferred    legal         earnings      Comprehensive
                                          stock    stock     reserve       (deficit)        income (loss)    Total
                                          -----    -----     -------       ---------       -------------    -----

BALANCES AS OF                          11,497     11,497      140         (8,113)           (3,782)       11,239
   JANUARY 1, 2000 (AUDITED)
Net income available to common
   and preferred shares                      -          -        -             98                 -            98
Net translation gain for the period          -          -        -              -               284           284
                                       -------    -------  -------        -------`           -------       -------
BALANCES AS OF
   MARCH 31, 2000 (UNAUDITED)           11,497     11,497      140         (8,015)           (3,498)       11,621
                                       =======    =======  =======        =======           =======       =======


The accompanying notes are an integral part of these Financial Statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                             Years ended
                                                               March 31
                                                        ---------------------
                                                          2000        1999
                                                        ----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES                    (Unaudited) (Unaudited)
  Net income (loss)                                           98     (2,013)
  Adjustments to reconcile net income (loss)
  to cash provided by operating activities:
   Depreciation                                              329        239
   Allowance for doubtful accounts-reversal                  (53)         -
   Exchange translation                                       55       (802)
   Deferred income taxes                                       8        131
 Decrease (increase) in assets:
   Trade accounts receivable                                 674        999
   Inventories                                               475      1,162
   Other current assets                                     (502)        92
   Recoverable tax                                           (44)        44
   Other assets                                                 -         3
  Increase (decrease) in liabilities
   Trade accounts payable                                   (941)    (2,941)
   Taxes other than on income                                 85        (15)
   Payroll and other charge                                  204       (205)
   Other current liabilities                                  (2)       (24)
                                                        ----------  ---------
   Long-term taxes                                          (201)      (256)
                                                        ----------  ---------
   Other long-term liabilities                                60        (80)
                                                        ----------  ---------
Net cash provided by (used in) operating activities          245     (3,666)
                                                        ----------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property, plant and equipment                (170)      (840)
  Proceeds on disposal of property, plant and equipment        1        237
                                                        ----------  ---------
Net cash used in investing activities                       (169)      (603)
                                                        ----------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Long-term debt
   Proceeds                                                   13        680
   Repayments                                               (343)      (102)
  Intercompany
   Proceeds                                                  345      3,872
   Repayments                                               (272)      (132)
                                                        ----------  ---------
Net cash (used in) provided by financing activities         (257)     4,318
                                                        ----------  ---------

                                                                    (Continue)

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)                (Continued)
------------------------------------------------------------------------------


                                                             Years ended
                                                              March 31
                                                        ---------------------
                                                          2000        1999
                                                        ----------  ---------
                                                        (Unaudited) (Unaudited)
EFFECT OF EXCHANGE RATE CHANGES ON CASH                        5        (11)

NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                                         (181)        49

CASH AND CASH EQUIVALENTS AS OF
   BEGINNING OF THE YEAR                                     225         36
                                                        ----------  ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                      49         74
                                                        ==========  =========

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION
  Cash paid during the period for:

   Interest                                                   55         25
   Taxes on income                                             -          -


------------------------------------------------------------------------------


The accompanying notes are an integral part of these Financial Statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

NOTES TO THE INTERIM FINANCIAL INFORMATION
(Expressed in thousands of United States dollars, except number of shares and
where otherwise noted)                                            (Continued)
------------------------------------------------------------------------------


1    INTERIM FINANCIAL STATEMENTS

     The interim financial statements (the "Interim Financial Statements") of XTAL Fibras Opticas S.A. (the "Company") has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), which differ in certain respects from generally accepted accounting principles in Brazil ("Brazilian GAAP"), as applied by the Company in the preparation of its statutory financial statements and for other purposes.

     Shareholders' equity and net (loss) income included in these Interim Financial Statements differ from those included in the accounting records as a result of (i) the effects of differences between the rate of devaluation of the Brazilian real ("R$") against the United States dollar ("$", "US$ "or "U.S. dollar") and (ii) differences in the methods of measuring amounts under U.S.GAAP and Brazilian GAAP.

     These Interim Financial Statements should be read in conjunction with the U.S. GAAP financial statements and related notes as of December 31, 1999 and 1998, and for each of the years then ended. For purposes of these Interim Financial Statements, certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted. The Company believes that the disclosures made are adequate to make the information not misleading.

     The Interim Financial Statements are unaudited. In the opinion of management, however, they include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of results of such interim periods. The interim results for the period ended March 31, 2000, are not necessarily indicative of results for the full calendar year.

2    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     There have been no material changes in the basis of presentation or the accounting policies adopted by the Company during the current period.

     (a)  Foreign currency translation

          The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign currency translation" ("SFAS 52").

          Xtal has translated all assets and liabilities into U.S. dollars at the current exchange rate (March 31, 2000 - R$ 1.7473: US$ 1.00 and March 31, 1999 - R$ 1.7220: US$ 1.00, respectively), and all accounts in the statements of operations and cash flows at the average rates of exchange in effect during the periods (R$ 1.7737: US$ 1.00 for the period ended March 31, 2000 and R$ 1.7708: US$ 1.00 for the period ended March 31, 1999, respectively). The translated amounts include local currency indexation and exchange variances on assets and liabilities denominated in foreign currencies. The related translation adjustments are made directly to the cumulative translation adjustment account in shareholders' equity.

          In mid-January 1999, significant changes occurred in the Brazilian government's foreign exchange rate policy, which resulted in the elimination of exchange controls, referred to as trading bands. These trading bands ensured that the real to U.S. dollar exchange rate remained within a given range. On January 15, 1999, the Brazilian Central Bank ceased to intervene in the foreign exchange market, except in exceptional circumstances to mitigate excessive volatility, and the real to U.S. dollar exchange rate was allowed to fluctuate freely. On July 30, 1999, the real was trading at approximately R$
          1.7892 to US$ 1.00, as compared to the exchange rate in effect on December 31, 1998 of R$ 1.2087 to US$ 1.00.

          The effects of the real devaluation has resulted in a net translation loss, arising from the translation of the balance sheet accounts (monetary and non-monetary assets and liabilities) from Brazilian reais to U.S. dollars. The translation loss has been allocated directly to the cumulative translation account in shareholders' equity. Foreign exchange transaction gains or losses are reflected directly in income currently.

3.   INVENTORIES

                                                      March 31,   December 31,
                                                        2000         1999
                                                     ------------ ------------
                                                     (Unaudited)

     Finished products                                      525          640
     Work in process                                        675          772
     Raw material and indirect materials                  2,300        2,332
     Resale materials                                       144          153
     Imports in progress                                     73          292
                                                     ------------ ------------
                                                          3,717        4,189
     Allowance for slow-moving inventory                   (139)        (136)
                                                     ------------ ------------
                                                          3,578        4,053
                                                     ============ ============

4.   COMMITMENTS AND CONTINGENCIES

     (a)  Tax and legal claims

          The Company is contesting the payment of certain taxes and contributions and has made court escrow deposits (restricted deposits for legal proceedings) of equivalent or lesser amounts pending final legal decisions. Probable losses, provided as liabilities of the Company based on the advice of outside legal counsel, are summarized below:

                                                       March 31,   December 31,
                                                         2000         1999
                                                      -----------  ------------
                                                      (Unaudited)
          Labor claims (1)                                   42            41
          Income tax withheld at source -                   329           310
          Intercompany loan
          Income tax and Social contribution                 63            60
          Value-added sales taxes ("ICMS")                  183           164
          Value-added sales taxes ("IPI")                   154           146
          Others                                             30            20
                                                      -----------  ------------
          Total accrued liabilities for legal               801           741
          proceedings
                                                      ===========  ============

          -----------------
          (1) The Company is party to a number of lawsuits filed by former employees. As of March 31, 2000 the Company has accrued $ 42 relating to such lawsuits. Escrow deposits (restricted deposits for legal proceedings) against probable losses relating to labor claims totaled $ 150.00 as of March 31, 2000 (1999 - $ 0.00).

          Management believes, based on advice from its attorneys, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on the Company's liquidity, consolidated financial position or results of operations.

     Financial guarantee and recourse arrangement (Advance for future increase of capital)

          On December 1, 1998, XTAL entered into an agreement of Advance of Financial Resources to offset various supplier and financial debt with Algar S.A. Empreendimentos e Participacoes ("Algar" or Parent Company) for a total amount of US$ 4.2 million (advance for future increase of capital). Such agreement was accounted for by the Parent Company as a capital contribution and Xtal duly amended their by-laws and Social Contract on April 27, 1999, to effectively increase capital. At March 31, 2000, (pound)502 (approximately US$ 800) remained payable in the name of Xtal to Unibanco at an interest rate of LIBOR plus 11.79%. Several machines are given as guaranty for this loan. In connection with the acquisition agreement described in Note 16 of the annual financial statements, Algar assumed the (pound)502 liability. This amount is not recorded as a liability in the accompanying financial statements.

          On December 31, 1998, XTAL entered into a second agreement of Advance of Financial Resources for Future Capital Increase with Algar S.A. Empreendimentos e Participacoes ("Algar") for a total amount of $13 million (Advance for future increase of capital) and such amount was consigned in an account on behalf of Algar. This agreement was also accounted for by the Parent Company as a capital contribution whereby Xtal amended their by-laws and Social Contract to effectively increase capital. In association with this agreement, there were two other Agreements for the Assumption of Debt by the parties with the following terms:

          Algar assumes the debts of Xtal before various banks for a total of US$ 8 million Algar assumes the debts of Xtal for a supplier totaling US$ 3.5 million.

          Such agreements, added to the balance of intercompany loans payable in the amount of US$ 1.5 million, were also accounted for by the Parent company as a capital contribution. Xtal effectively registered these amounts by amending and registering their Social Contract on April 27, 1999, to effectively increase capital. Approximately US$ 1.5 million, due September 19, 2000, remains payable in the name of Xtal to Banco Brascan S/A at an interest rate of LIBOR plus 2% per year. Also, US$ 384 thousand and US$ 288 thousand, due October 31 and August 31, 2000 respectively, remain payable in the name of Xtal to Dresdner Bank Lateinamerika AG at an interest rate of LIBOR plus 0.75% per year. Algar remained the guaranty for this amount should Xtal default. In connection with the acquisition agreement described in Note 16 of the annual financial statements, Algar assumed these liabilities, totaling approximately US$ 2,172. These amounts are not recorded as liabilities in the accompanying financial statements.

     (c)  Postemployment benefits

          The Company makes monthly contributions based on payroll expense to the government pension, social security and severance indemnity plans. Such payments are expensed as incurred.

          In addition, certain payments are due on dismissal of employees pursuant to Article 18 of Law 8.036 (dated May 11, 1990) being principally (i) one month's salary, and (ii) a severance payment based on the accumulated balance of each employees government severance indemnity account. The Company makes contributions to the government severance indemnity plan for each of its employees on a monthly basis; the additional severance payment made by the Company is calculated at 40% of the balance of this account. Severance benefits payable to employees do not vest or accumulate.

     (d)  Environmental issues

          The Company is subject to Federal, State and Local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance.

          Future information and developments will require the Company to continually reassess the expected impact of environmental matters. However, the Company has evaluated its total environmental exposure based on current available data and believes that compliance with all applicable laws and regulations will not have a material impact on the Company's liquidity, consolidated financial position or results of operations.

                                      *****
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================================================================================



We have not  authorized  any  person  to
make a statement  that differs from what
is in  this  prospectus.  If any  person
does make a statement  that differs from
what is in this  prospectus,  you should                 FIBERCORE, INC.
not rely on it. This  prospectus  is not
an offer to sell,  nor is it  seeking an
offer to buy,  these  securities  in any
state in which  the offer or sale is not                __________SHARES
permitted.   The   information  in  this                 OF COMMON STOCK
prospectus is complete and accurate as of its date, but the information may change after that date.

UNTIL  ___,   ALL  DEALERS   THAT  EFFECT
TRANSACTIONS    IN   THESE    SECURITIES,    ----------------------------------
WHETHER  OR  NOT  PARTICIPATING  IN  THIS                  PROSPECTUS
OFFERING,  MAY BE  REQUIRED  TO DELIVER A    ----------------------------------
PROSPECTUS.  THIS IS IN  ADDITION  TO THE
DEALER'S    OBLIGATION   TO   DELIVER   A
PROSPECTUS  WHEN  ACTING AS  UNDERWRITERS
AND  WITH   RESPECT   TO   THEIR   UNSOLD
ALLOTMENTS OR SUBSCRIPTIONS.



                                                         June ___, 2000



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following statement sets forth the estimated expenses in connection with the offering described in the registration statement (all of which will be borne by FiberCore).

              Securities and Exchange Commission Fee       _____
              Printing and Engraving Expenses*                **
              Accountants' Fees and Expenses*                 **
              Legal Fees and Expenses*                        **
              Blue Sky Filing Fees*                           **
              Miscellaneous*                                  **
              TOTAL*                                          **

-----------------
*    estimated. Does not include fees that may be payable to an underwriter.

**   will be provided in a subsequent amendment


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The registrant's by-laws provide for a broad right for indemnification for any person who is or was involved in any manner in any threatened, pending, or completed investigation, claim, action, suit, or proceeding by reason of the fact that such person had agreed to become a director, officer, employee, or agent of our company. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes the registrant to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of the registrant if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

   The registrant may also purchase and maintain insurance for the benefit of any director or officer, which may cover claims for which the registrant could not indemnify such person.

ITEM 16.  EXHIBITS

   EXHIBIT NO.                             DESCRIPTION
   -----------                             -----------
                  Incentive Warrant, dated June 9, 2000, by and between
     4.1*           FiberCore, Inc. and Crescent International Ltd.
     4.2*         Early Put Warrant, dated June 9, 2000, by and between
                    FiberCore, Inc. and Crescent International Ltd.
     4.3*         Convertible Note, due June 9, 2002, issued by FiberCore,
                    Inc. to Crescent International Ltd.
     4.4*         Registration Rights Agreement, dated June 9, 2000, by and
                    between FiberCore, Inc. and Crescent International Ltd.
     4.5**        Agreement, dated May 19, 2000, by and between FiberCore,
                    Inc. and Tyco Electronics Corporation
     4.6**        Standstill Agreement, dated May 19, 2000, by and between
                    FiberCore, Inc. and Tyco Electronics Corporation
     5.1          Opinion of Lionel, Sawyer & Collins
    23.1          Consent of Deloitte & Touche LLP
    23.2          Consent of Deloitte Touche Tohmatsu, Auditores Independentes
    24.1          Power of Attorney (included on signature page of this
                    registration statement)

-----------------
* Incorporated by reference to the exhibits to our Current Report on Form 8-K filed June 15, 2000.

** Incorporated by reference to the exhibits to our Current Report on Form 8-K filed June 9, 2000.


ITEM 17.  UNDERTAKINGS

   The undersigned registrant hereby undertakes;

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement of which this prospectus is a part:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculations of Registration Fee" table in the effective registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   Provided, however, that paragraphs (i) and (ii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d)of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement of which this prospectus is a part in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement of which this prospectus is a part as of the time it was declared effective.

      (6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused the registration statement of which this prospectus is a part to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlton and Commonwealth of Massachusetts on the 29th day of June, 2000.

                                FIBERCORE, INC.


                                By:    /s/ Dr. Mohd A. Aslami
                                       -----------------------------------------
                                Name:  Dr. Mohd A. Aslami
                                Title: Chairman, Chief Executive Officer and
                                         President (Principal Executive Officer)

SIGNATURES AND POWER OF ATTORNEY

   We, the undersigned officers and directors of FiberCore, Inc., hereby severally constitute and appoint Mohd A. Aslami and Michael J. Beecher and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said registration statement, and any subsequent registration statement for the same offering or for any additional offerings (as contemplated by the registration statement filed herewith) which may be filed under Rule 415 or Rule 462, and generally to do all such things in our name and on our behalf in our capacities as officers and directors to enable FiberCore, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto or to any subsequent registration statement for the same offering or for any additional offerings (as contemplated by the registration statement of which this prospectus is a part filed herewith) which may be filed under Rule 415 or Rule 462.

   Pursuant to the requirements of the Securities Act of 1933, the registration statement of which this prospectus is a part or amendment has been signed below by the following persons in the capacities and on the dates indicated:

        Signature                        Title                        Date
        ---------                        -----                        ----


/s/ Dr. Mohd A. Aslami
-------------------------  Chairman, Chief Executive Officer      June 29, 2000
Dr. Mohd A. Aslami         and President (Principal Executive
                           Officer)


/s/ Charles DeLuca
-------------------------  Secretary                              June 29, 2000
Charles DeLuca


/s/ Michael J. Beecher
-------------------------  Chief Financial Officer and            June 29, 2000
Michael J. Beecher         Treasurer


/s/ Steven Phillips
-------------------------  Director                               June 29, 2000
Steven Phillips


/s/ Hedayat Armin-Arsala
-------------------------  Director                               June 29, 2000
Hedayat Armin-Arsala


/s/ Javad K. Hassan
-------------------------  Director                               June 29, 2000
Javad K. Hassan